



SINCE 1895

Building a Better World

2024 ANNUAL REPORT & 2025 PROXY STATEMENT







Financial Highlights Years ended December 31 (dollars in millions, except per share)

NET SALES

2022	2023	2024
$3,761	$4,192	$4,009

OPERATING INCOME MARGIN*
■ Reported ■ Adjusted

	2022	2023	2024
Reported	16.3%	17.1%	15.9%
Adjusted	16.8%	17.1%	17.6%

NET INCOME*
■ Reported ■ Adjusted

	2022	2023	2024
Reported	$472	$545	$466
Adjusted	$486	$548	$531

RETURN ON INVESTED CAPITAL*
■ Reported ■ Adjusted

	2022	2023	2024
Reported	22.1%	24.0%	19.2%
Adjusted	22.7%	24.1%	21.8%

EARNINGS PER COMMON SHARE*
■ Reported ■ Adjusted

	2022	2023	2024
Reported	$8.04	$9.37	$8.15
Adjusted	$8.27	$9.41	$9.29

AVERAGE OPERATING WORKING CAPITAL RATIO*

2022	2023	2024
20.9%	17.1%	16.9%

CASH FLOW FROM OPERATIONS

2022	2023	2024
$383	$668	$599

CASH CONVERSION RATIO*

2022	2023	2024
64%	105%	91%

ANNUAL CASH DIVIDEND PER COMMON SHARE

2022	2023	2024
$2.24	$2.56	$2.84

* Please see Appendix A for definitions and reconciliation of adjusted results to the most comparable reported results.

Sustainability Highlights


Safety
2025 GOAL: 52% Reduction

38% TRCR REDUCTION
(2024 vs 2018)


GHG Emissions
2025 Goal: 10% Reduction

18% REDUCTION
(2024 vs 2018)


Energy Intensity
2025 Goal: 16% Reduction

10% REDUCTION
(2024 vs 2018)


Recycling
2025 Goal: 80% rate

78.4% in 2024


Landfill Avoidance
2025 Goal: 97% rate

95.6% in 2024


Water Use
2025 Goal: 14% Reduction

29% REDUCTION
(2024 vs 2018)









Please visit: https://sustainability.lincolnelectric.com for more details



Operating to a Higher Standard to Build a Better World

—**Steven B. Hedlund** Chair, President and Chief Executive Officer

DEAR LINCOLN ELECTRIC SHAREHOLDERS,

I am pleased to report another year of strong financial and operational performance while navigating a challenging demand environment. By maintaining operational agility, diligently managing costs, launching savings actions, and investing in long-term growth, we delivered record profit margins, strong earnings, cash flow generation, and top quartile returns. As we mark our 130th anniversary, we are better positioned to win than ever before.

FINANCIAL PERFORMANCE HIGHLIGHTS

We achieved $4 billion in net sales in 2024 from acquisitions and price actions, which were offset by broad volume compression as our larger industrial customers lowered production levels and deferred capital spending. Despite persistent industrial sector headwinds, we successfully offset the unfavorable volume impact with strong execution of our strategic commercial and operational initiatives and launched new savings actions which will deliver over $60 million in annualized savings starting in 2024 and in 2025. These actions resulted in a record adjusted operating income margin of 17.6%, our second highest adjusted earnings per share performance at $9.29 and cash flow generation of $599 million, and maintained top quartile return on invested capital of 21.8%.

We invested $369 million in growth, from higher internal capital investments to fund growth and productivity, as well as $253 million to acquire three bolt-on acquisitions. These investments will support expanded growth across automation, new industrial channels, and new AI-based digital solutions. We returned $426 million to shareholders reflecting our 11% increase in the dividend payout rate and $264 million in share repurchases, or a 1.8% decline in our fully diluted share count.

These achievements underscore our commitment to deliver sustainable value to our shareholders and compound earnings through the cycle.

2024 Financial Highlights

Net Sales:

$4.0 billion

Adjusted earnings per share:

$9.29

Top quartile Adjusted ROIC:

21.8%

Record Adjusted operating margin:

+50bps to 17.6%

Cash flow generation:

$599 million

Returned to shareholders:

$426 million
(dividends & share repurchases)

FINANCIAL METRIC	2020-2025 STRATEGY TARGET	2020-2024 ACHIEVEMENT
Sales CAGR (ex-FX)	High single-digit to low double-digit %	8%[1]
Average Adjusted Operating Income Margin	16.0% (+/- 150bps)	15.7% average
Americas Welding EBIT margin	17% to 19%	18.0% average
International Welding EBIT margin	12% to 14%	10.5% average
Harris Products Group EBIT margin	13% to 15%	14.7% average
Adjusted EPS CAGR	High-teens % Low-20%	22%
Average ROIC	18% to 20% (top quartile)	22.1% average
Average Operating Working Capital Ratio	15% at 12/31/2025 (top decile)	16.9%

[1] A maximum of 2% price contribution is used in measuring 2020-2024 sales growth performance. Net Sales as reported increased 11% CAGR 2020-2024.

ACHIEVING OUR HIGHER STANDARD 2025 STRATEGY

We are on track to achieve our Higher Standard 2025 strategy targets later this year. We are delivering accelerated sales growth within target range and I am confident we will attain our goal of increasing our average adjusted operating income margin by 200 basis points to an average 16% versus the 13.7% average in the prior cycle. Our earnings per share growth rate has compounded at the top end of our target range, and we have maintained top quartile ROIC and working capital performance.

Innovation continues to differentiate our brand worldwide. We remain at the forefront of industry transformation with our automation portfolio, which achieved $911 million in net sales in 2024 and we have continued to expand its offering and technology capabilities. In addition, our product development teams accelerated new product launches in 2024 with over 80 new launches. These innovations will support our new product vitality index, which is a measure of return on investment in R&D. In 2024, we achieved a strong 50% vitality index in our equipment sales – demonstrating that our innovations continue to deliver a compelling value proposition to customers.

Operationally, our Higher Standard 2025 enterprise initiatives focused on streamlining core business processes, driving standardized operational best practices, maturing shared services, and improving safety and environmental performance. These efforts continue to reshape the business to outperform in the next growth cycle.

THE YEAR AHEAD

As we celebrate our 130th anniversary in 2025, we reflect upon the enduring legacy, resilience and ability to adapt and thrive for over a century. Our longevity is a testament to our commitment to excellence, innovation and delivering value to our shareholders.

This year, we will maintain strong momentum in the organization. Profitable growth remains our top priority, and we will continue to position the Company to excel through the cycle with the most innovative portfolio and strong execution of our strategic operational and commercial initiatives. We will maintain a balanced capital allocation strategy and are focused on delivering enhanced profit margin and earnings performance in the year ahead.

On behalf of the entire organization and our Board of Directors, thank you for your support and helping us achieve our purpose to Build a Better World.

Steven B Hedlund

Steven B. Hedlund
Chair, President and Chief Executive Officer



2024 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 0-1402

LINCOLN ELECTRIC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Ohio	34-1860551
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
22801 St. Clair Avenue, Cleveland, Ohio	44117
(Address of principal executive offices)	(Zip Code)

(216) 481-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	LECO	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(c)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the common shares held by non-affiliates as of June 30, 2024 was $10,520,915,345 (affiliates, for this purpose, have been deemed to be Directors and Executive Officers of the Company and certain significant shareholders).

The number of shares outstanding of the registrant's common shares as of January 31, 2025 was 56,095,332.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement with respect to the registrant's 2025 Annual Meeting of Shareholders.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

As used in this Annual Report on Form 10-K, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc. and its wholly-owned and majority-owned subsidiaries for which it has a controlling interest. The Lincoln Electric Company began operations in 1895 and was incorporated under the laws of the State of Ohio in 1906. During 1998, The Lincoln Electric Company reorganized into a holding company structure, and Lincoln Electric Holdings, Inc. became the publicly-held parent of Lincoln Electric subsidiaries worldwide, including The Lincoln Electric Company.

The Company is the world leader in the design, development and manufacture of arc welding solutions, automated joining, assembly and cutting systems, plasma and oxyfuel cutting equipment, and has a leading global position in brazing and soldering alloys.

The Company's products include arc welding, brazing and soldering filler metals (consumables), arc welding equipment, plasma and oxyfuel cutting systems, wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, and education solutions; as well as a comprehensive portfolio of automated solutions for joining, cutting, material handling, module assembly, and end of line testing.

The arc welding power sources and wire feeding systems manufactured by the Company range in technology from basic units used for light manufacturing and maintenance to highly sophisticated robotic applications for high volume production welding and fabrication. Three primary types of arc welding consumables are produced: (1) coated manual or stick electrodes; (2) solid wire produced in coil, reel or drum forms for continuous feeding in mechanized welding; and (3) cored wire produced in coil form for continuous feeding in mechanized welding.

The Company has, through wholly-owned subsidiaries, manufacturing facilities located in the United States, Australia, Austria, Brazil, Canada, China, Colombia, Denmark, France, Germany, India, Italy, Mexico, Poland, Portugal, Romania, South Korea, Spain, Turkey and the United Kingdom.

The Company's business units are aligned into three operating segments. The operating segments consist of Americas Welding, International Welding and The Harris Products Group. The Americas Welding segment includes welding operations in North and South America. The International Welding segment includes welding operations in Europe, Africa, Asia and Australia. The Harris Products Group includes the Company's global cutting, soldering and brazing businesses, specialty gas equipment, as well as the retail business in the United States.

Customers

The Company's products are sold in both domestic and international markets. In the Americas, products are sold principally through industrial distributors, retailers and also directly to users of welding products (OEMs, manufacturers and integrators). Outside of the Americas, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors and product users.

The Company's major end-user markets include:

- general fabrication,
- energy (oil and gas, power generation and process industries),
- heavy industries (heavy fabrication, ship building and maintenance and repair),
- automotive and transportation, and
- construction and infrastructure.

The Company is not dependent on a single customer or a few customers and no individual customer currently accounts for more than ten percent of total Net sales. However, the loss of a large customer could have an adverse effect on the Company's business. The Company's operating results are sensitive to changes in general economic conditions, including an increase in interest rates, inflationary pressures and fluctuations in foreign currency rates. The arc welding and cutting industry is generally a mature industry in developed markets such as North America and Western Europe and is cyclical in nature. Overall demand for arc welding and cutting products is largely determined by economic cycles and the level of capital spending in manufacturing and other industrial sectors. See "Item 1A. Risk Factors" for further discussion regarding risks associated with customers, general economic conditions and demand.

Competition

Conditions in the arc welding and cutting industry are highly competitive. The Company believes it is the world's largest manufacturer of consumables and equipment with relatively few major broad-line competitors worldwide, but numerous smaller competitors in specific geographic markets. The Company continues to pursue strategies to heighten its competitiveness in domestic and international markets, which includes positioning low cost manufacturing facilities in most geographical markets. Competition in the arc welding and cutting industry is based on brand preference, product quality, price, performance, warranty, delivery, service and technical support. The Company believes its performance against these factors has contributed to the Company's position as the leader in the industry.

Most of the Company's products may be classified as standard commercial articles and are manufactured for stock. The Company believes it has a competitive advantage in the marketplace because of its highly trained technical sales force and the support of its welding research and development staff to assist customers in optimizing their welding applications. This allows the Company to introduce its products to new users and to establish and maintain close relationships with its customers. This close relationship between the technical sales force and the direct customers, together with its supportive relationship with its distributors, who are particularly interested in handling the broad range of the Company's products, is an important element of the Company's market success and a valuable asset of the Company.

Raw Materials

The principal raw materials essential to the Company's business are steel, electronic components, engines, brass, copper, silver, aluminum alloys, robotic components and various chemicals, all of which are normally available for purchase in the open market.

Patents and Trademarks

The Company holds many valuable patents, primarily in arc welding, and actively protects its innovations as research and development has progressed in both the United States and major international jurisdictions. The Company believes its trademarks are an important asset and aggressively pursues brand management.

Environmental Regulations

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material adverse effect on the Company's earnings. The Company is ISO 14001 certified at most significant manufacturing facilities in North America and Europe and is progressing towards certification at its remaining facilities worldwide. In addition, the Company is ISO 9001 certified at 47 facilities worldwide.

The Company ensures compliance as well as the continuous improvement of the environmental performance of its products and operations through its global Environmental, Health, Safety and Quality ("EHS&Q") systems. The Company's systems are guided by Corporate EHS&Q Policy, global directives and corporate standards that establish consistent guidelines for the management, measurement and reporting of environmental, health and safety activities, as well as quality across the Company's global platform. The Company's products support our customers' sustainability initiatives through enhanced worker safety, reduced emissions, improved energy efficiency, reduced waste and regulatory compliance.

International Operations

The Company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States. As a result, the Company is subject to business risks inherent to non-U.S. activities, including political uncertainty, import and export limitations, environmental regulation, exchange controls and currency fluctuations.

Human Capital Management

Employee Profile

The Company's employees are its most valuable asset as they represent the foundation of the Company and its future success. The number of persons employed by the Company worldwide at December 31, 2024 was approximately 12,000.

Employee Engagement

The Company strongly believes that employee engagement drives better business results and that a highly engaged workforce can increase innovation, productivity and bottom-line performance while reducing costs. The Company engages employees through individual, small group and town hall meetings, global intranet, employee surveys, resource groups, health and safety communications and initiatives, training and development, employee wellness programs, and an ethics hotline, among other vehicles.

Talent Management and Development

In order to ensure the competitiveness of our workforce as well as a strong succession pipeline, the Company provides development opportunities to advance skills, knowledge and expertise. The Company's programs include formal leadership, management and professional development programs, tuition reimbursement for external accredited programs, comprehensive employee safety and compliance training, early career and internship programs, mentoring, self-guided online courses, instructor-led programs and special project and rotational assignments that can lead to extensive global exposure.

Global Diversity and Culture

The Company has a globally diverse workforce with many cultures, subcultures, religions, lifestyles, and languages. The Company has a longstanding commitment to equal opportunity in all aspects of employment—including employee compensation, job placement and promotion regardless of gender, race or other personal characteristics. The Company's culture is underpinned by its core values, including the guiding principle championed by James F. and John C. Lincoln when they founded Lincoln Electric 130 years ago – The Golden Rule: Treat Others How You Would Like to Be Treated. The Company focuses on recruiting and developing diverse talent and reviews and updates its human resources processes and benchmarks roles and compensation externally on a regular basis to help prevent bias and promote an engaged, industry-leading workplace.

Compensation

The Company's compensation program is designed to attract and retain exceptional employees and to maintain a strong pay for performance culture. The Company has designed its compensation system to reflect current best practices, including setting base pay below the competitive market for each position, targeting incentive-based cash compensation above the competitive market and promoting quality corporate governance in compensation decisions.

The Company's annual talent and succession planning process reviews 100% of its global professional staff worldwide to support the development of a talent pipeline for critical roles in general management, engineering and operations. This evaluation is utilized by the Company's CEO, as well as segment business and functional executives, to identify high potential and diverse talent for further development to establish strong succession plans for the Company's most critical roles.

The Company believes that the practices outlined above result in sustained increases in shareholder value and reflect its compensation philosophy of aligning long-term pay and performance.

Health and Safety

Health and safety is a priority for the Company, and its vision is an accident-free workplace with zero safety incidents. The Company follows a rigorous health and safety program that adheres to stringent safety standards and best practices to ensure its manufacturing operations, related processes and products do not negatively impact the health and welfare of its employees, customers and neighbors.

In addition to Company-led programs and employee engagement in behavior-based safety and wellness committees, the Company actively engages in health and safety standard development committees at key industry organizations such as the American Welding Society, the International Institute of Welding and across various International Standards Organization committees to ensure best practices for its employees and end users.

The Company's standard health and safety programs adhere to stringent safety standards and best practices to ensure that its operations, related processes and products do not negatively impact the health and welfare of its employees, customers or community.

Community Engagement

The Company is an active member in the communities in which it operates and where its employees live. The Company participates in community meetings, local business associations, offers plant visits, provides grants to nonprofit organizations and donates resources and time through in-kind gifts, employee volunteerism and non-profit board service. The Company's partnership with academia includes executive-led lectures and donations of equipment and engineering expertise to support lab and research initiatives. In addition, the Company supports community educational / career programming among secondary and high school students in order to address skills gaps in the industry and maintain awareness of attractive career pathways in manufacturing.

See "Part I, Item 1D" for information regarding the Company's executive officers, which is incorporated herein by reference.

Website Access

The Company's website, www.lincolnelectric.com, is used as a channel for routine dissemination of important information, including news releases and financial information. The Company posts its filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"), including annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively; proxy statements; and any amendments to those reports or statements. The Company also posts its Code of Corporate Conduct and Ethics on its website. All such postings and filings are available on the Company's website free of charge. In addition, this website allows investors and other interested persons to sign up to automatically receive e-mail alerts when news releases and financial information is posted on the website. The SEC also maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report unless expressly noted.

ITEM 1A. RISK FACTORS

From time to time, information we provide, statements by our employees or information included in our filings with the SEC may contain forward-looking statements that are not historical facts. Those statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "forecast," "guidance" or words of similar meaning. Actual results may differ materially from such statements due to a variety of factors that could adversely affect the Company's operating results. Forward-looking statements, and our future performance, operating results, financial position and liquidity, are subject to a variety of factors that could materially affect results, including those risks described below. Forward-looking statements made in this report speak only as of the date of the statement, and, except as required by law, we undertake no obligation to update those statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

In the ordinary course of our business, we face various strategic, operating, compliance and financial risks. These risks could have a material impact on our business, financial condition, operating results and cash flows. Our Enterprise Risk Management ("ERM") process seeks to identify and address significant risks. Our ERM process is a company-wide initiative that is designed with the intent of prioritizing risks and allocating appropriate resources to address such risks. We use the integrated risk framework of the Committee of Sponsoring Organizations to assess, manage and monitor risks.

Management has identified and prioritized critical risks based on the severity and likelihood of each risk and assigned an executive to address each major identified risk area and lead action plans to monitor and mitigate risks, where possible. Our Board of Directors ("Board") provides oversight of the ERM process and systematically reviews identified critical risks. The Audit Committee also reviews major financial risk exposures and the steps management has taken to monitor and control them.

Our goal is to proactively manage risks in a structured approach and in conjunction with the strategic planning process, with the intent to preserve and enhance shareholder value. However, these and other risks and uncertainties could cause our results to vary materially from recent results or from our anticipated future results. The risk factors and uncertainties described below, together with information incorporated by reference or otherwise included elsewhere in this report, should be carefully considered. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Additional risks and uncertainties of which we are currently unaware or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Economic Conditions

General economic, financial and market conditions may adversely affect our financial condition, results of operations and access to capital markets.

Our operating results are sensitive to changes in general economic conditions. Recessionary economic cycles, global supply chain disruptions, higher logistics costs, higher interest rates, inflation, higher raw materials costs, higher labor costs, trade barriers in the world markets, financial turmoil related to sovereign debt and changes in tax laws or trade laws or other economic factors and other challenges affecting the countries and industries in which we do business, including, but not limited to, the ongoing conflicts between Russia and Ukraine and in the Middle East, could adversely affect demand for our products. An adverse change in demand could impact our results of operations, collection of accounts receivable and our expected cash flow generation from current and acquired businesses, which may adversely affect our financial condition, results of operations and access to capital markets.

We cannot predict what further action may be taken with respect to tariffs or trade relations between the United States and other governments. Any further changes in the United States or international trade policy could have an adverse impact on our business.

We conduct our sales and distribution operations on a worldwide basis and maintain manufacturing facilities in a number of foreign countries, which subjects us to risks associated with doing business outside the United States.

As a growing global enterprise, the share of sales and profits we derive from our international operations and exports from the United States is significant. This trend increases our exposure to the performance of many developing economies in addition to the developed economies outside of the United States. If international economies were to experience significant slowdowns, it could adversely affect our financial condition, results of operations and cash flows. There are a number of risks in doing business internationally, which may impede our ability to achieve our strategic objectives relating to our foreign operations, including:

- Political and economic uncertainty and social turmoil;

- Corporate governance and management challenges in consideration of the numerous U.S. and foreign laws and regulations, including regulations relating to import-export control, technology transfer restrictions, repatriation of earnings and funds, exchange controls, labor regulations, nationalization, tariffs, data protection and privacy requirements, anti-boycott provisions and anti-bribery laws (such as the Foreign Corrupt Practices Act and the Organization for Economic Co-operation and Development Convention);

- International terrorism and hostilities;

- Changes in the global regulatory environment, including revised or newly created laws, regulations or standards relating to the Company, our products or the markets in which we operate; and

- Significant fluctuations in relative currency values; in particular, an increase in the value of the U.S. dollar against foreign currencies could have an adverse effect on our profitability and financial condition, as well as the imposition of exchange controls, currency devaluations and hyperinflation.

The cyclical nature and maturity of the arc welding and cutting industry in developed markets may adversely affect our performance.

The arc welding and cutting industry is generally a mature industry in developed markets such as North America and Western Europe and is cyclical in nature. Overall demand for arc welding and cutting products is largely determined by the level of capital spending in manufacturing and other industrial sectors, and the welding industry has historically experienced contraction during periods of slowing industrial activity. If economic, business and industry conditions deteriorate, capital spending in those sectors may be substantially decreased, which could reduce demand for our products and have an adverse effect on our revenues and results of operations.

Risks Related to Manufacturing and Operations

Economic and supply disruptions associated with events beyond our control, such as war, acts of terror, political unrest, pandemics, labor disputes and natural disasters could adversely affect our supply chain and distribution channels or result in loss of sales and customers.

Our facilities and operations, and the facilities and operations of our suppliers and customers, could be disrupted by events beyond our control, such as war, acts of terror, political unrest, pandemics, labor disputes and natural disasters, including events caused by climate change. Any such disruption could cause delays in the production and distribution of our products and the loss of sales and customers. Insurance proceeds may not adequately compensate the Company for the losses.

Availability of and volatility in energy costs or raw material prices may adversely affect our business.

In the normal course of business, we are exposed to market risks related to the availability of and price fluctuations in the purchase of energy and commodities used in the manufacturing of our products (primarily steel, brass, copper, silver, aluminum alloys, electronic components, electricity and natural gas). The availability and prices for energy costs and raw materials, including steel, nonferrous metals and chemicals, are subject to volatility and are influenced by worldwide economic conditions. They are also influenced by import duties and tariffs speculative action, world supply and demand balances, inventory levels, availability of substitute materials, currency exchange rates, anticipated or perceived shortages, government trade practices and regulations and other factors.

Increases in the cost of raw materials and components may adversely affect our profitability if we are unable to pass these cost increases along to our customers or reduce our cost of goods sold. Although most of the raw materials and components used in our products are commercially available from a number of sources and in adequate supply, any disruption in the availability of such raw materials and components, our inability to timely or otherwise obtain substitutes for such items, or any deterioration in our relationships with or the financial viability of our suppliers could adversely affect our business.

We are subject to risks relating to our information systems and data.

The conduct and management of our business relies extensively on information systems, which contain confidential information related to our customers, suppliers and employees and other proprietary business information. We maintain some of these systems and are also dependent on a number of critical information technology and other infrastructure services provided by third parties relating to, among other things, human resources, electronic communication services and finance functions. Like many companies, our information systems and those of third parties who provide products or services to us may be subject to cybersecurity threats and cybersecurity incidents. Cybersecurity incidents and similar attacks vary in their form and can include the deployment of harmful malware or ransomware, denial-of-service attacks, and other attacks, which may affect business continuity and threaten the availability, confidentiality and integrity of our systems and information. Cybersecurity incidents can also include employee or personnel failures, fraud, phishing or other social engineering attempts or other methods to cause confidential information, payments, account access or access credentials, or other data to be transmitted to an unintended recipient. Cybersecurity threat actors also may attempt to exploit vulnerabilities in software that is commonly used by companies in cloud-based services and bundled software. To date, no such cybersecurity incidents have had a material impact on our business or operations. However, cybersecurity threats, cybersecurity incidents or disruptions involving our systems or those of our third-party business partners, or any failure by us or our third-party business partners to effectively address, enforce or maintain our information systems could interrupt our ability to manage and operate the business, impact data, and adversely affect our business strategy, results of operations and financial condition, including major disruptions to business operations, loss of intellectual property, release of confidential information, alteration or corruption of data or systems, costs related to remediation and recovery, and litigation including individual claims or consumer class actions, commercial litigation, administrative, and civil or criminal investigations or actions, regulatory intervention and sanctions or fines, investigation and remediation costs and possible prolonged negative publicity. The Company continues to invest in cybersecurity, including measures intended to maintain and enhance cybersecurity resilience, and the Company's cybersecurity risks are regularly monitored by the Audit Committee of our Board. Nevertheless, due to the nature of cybersecurity threats, there can be no assurance that our preventive efforts can fully mitigate the risks of all cybersecurity threats and cybersecurity incidents. Any of these events could have an adverse effect on our business strategy, results of operations and financial condition.

We may be incorporating artificial intelligence technologies into our products, services and processes. These technologies may present business, compliance and reputational risks.

The introduction of artificial intelligence ("AI") and machine-learning technologies, particularly generative AI, into internal processes, third-party services and/or new and existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation and financial results. In addition, our personnel could, unbeknownst to us, improperly utilize AI and machine learning-technology while carrying out their responsibilities. The use of AI in third-party services and the development of our products and services could also cause loss of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. The use of artificial intelligence can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies.

Risks Related to Human Capital

Our operations depend on maintaining a skilled workforce, and any interruption in our workforce could negatively impact our results of operations and financial condition.

Our success depends in part on the efforts and abilities of our management team and key employees. Their skills, experience and industry knowledge significantly benefit our operations and performance. Our future success will also depend on our ability to identify, attract and retain highly qualified managerial and technical (including research and development) personnel. Competition for these individuals is intense and compensation rates are increasing due to lower labor availability. Under these conditions, we may not succeed in identifying, attracting or retaining qualified personnel. With our strategy to expand internationally into developing markets, we may incur additional risks as some developing economies lack a sufficiently trained labor pool.

Any interruption of our workforce, including rationalization efforts related to the integration of acquired businesses, interruptions due to unionization efforts, changes in labor relations or shortages of appropriately skilled individuals could impact our results of operations and financial condition.

Risks Related to Business Strategy

We may not be able to complete our acquisition or divestiture strategies, successfully integrate acquired businesses and, in certain cases, we may be required to retain liabilities for certain matters.

Part of our business strategy is to pursue targeted business acquisition opportunities, including foreign investment opportunities. We cannot be certain that we will be successful in pursuing potential acquisition candidates or that the consequences of any acquisition would be beneficial to us. Future acquisitions may expose us to unexpected liabilities and involve the expenditure of significant funds and management time. Further, we may not be able to successfully integrate an acquired business with our existing businesses or recognize the expected benefits from any completed acquisition. Integration efforts may include significant rationalization activities that could be disruptive to the business. Our current operational cash flow is sufficient to fund our acquisition plans, but a significant acquisition could require access to the capital markets.

Additionally, from time to time, we may identify assets for strategic divestitures that would increase capital resources available for other activities and create organizational and operational efficiencies. Various factors could materially affect our ability to dispose of such assets or complete announced divestitures, including the receipt of approvals of governmental agencies or third parties and the availability of purchasers willing to acquire the interests or purchase the assets on terms and at prices acceptable to us.

Sellers typically retain certain liabilities or indemnify buyers for certain matters. The magnitude of any such retained liability or indemnification obligation may be difficult to quantify at the time of the transaction and ultimately may be material. Also, as is typical in divestitures, third parties may be unwilling to release us from guarantees or other credit support provided prior to the sale of the divested assets. As a result, after a divestiture, we may remain secondarily liable for the obligations guaranteed or supported to the extent that the buyer of the assets fails to perform these obligations.

If we cannot continue to develop, manufacture and market products that meet customer demands, continue to enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights, our revenues, gross margins and results of operations may suffer.

Our continued success depends, in part, on our ability to continue to meet our customers' needs for welding and cutting products through the introduction of innovative new products and the enhancement of existing product design and performance characteristics. We must remain committed to product research and development and customer service in order to remain competitive. We cannot be assured that new products or product improvements, once developed, will be met with customer acceptance and contribute positively to our operating results, or that we will be able to continue our product development efforts at a pace to sustain future growth. Further, we may lose customers to our competitors if they demonstrate product design, development or manufacturing capabilities superior to ours.

We rely upon patent, trademark, copyright and trade secret laws in the United States and similar laws in foreign countries, as well as agreements with our employees, customers, suppliers and other third parties, to establish and maintain our intellectual property rights. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or our intellectual property rights may not be sufficient to provide a competitive advantage. Further, the laws and their application in certain foreign countries do not protect our proprietary rights to the same extent as U.S. laws. Accordingly, in certain countries, we may be unable to protect our proprietary rights against unauthorized third-party copying or use, which could impact our competitive position.

Further, third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that those claims are without merit, defending those claims and contesting the validity of patents can be time consuming and costly. Claims of intellectual property infringement might also require us to redesign affected products, enter into costly settlements or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from manufacturing, marketing or selling certain of our products.

The competitive pressures we face could harm our revenue, results of operations and prospects.

We operate in a highly competitive global environment and compete in each of our businesses with other broad-line manufacturers and numerous smaller competitors specializing in particular products. We compete primarily on the basis of brand, product quality, price, performance, warranty, delivery, service and technical support. We have previously initiated, and may initiate in the future, significant rationalization activities to align our business with market conditions and improve our overall competitiveness, including with respect to the integration of acquired businesses. Such rationalization activities could fail to deliver the desired competitive cost structure and could result in disruptions in customer service. If our products, services, support and cost structure do not enable us to compete successfully based on any of the criteria listed above, our revenue, results of operations and prospects could suffer.

Further, in the past decade, the arc welding industry in the United States and other developed countries has been subject to increased levels of foreign competition as low cost imports have become more readily available. Our competitive position could be harmed if new or emerging competitors become more active in the arc welding business. For example, while steel manufacturers traditionally have not been significant competitors in the domestic arc welding industry, some foreign integrated steel producers manufacture selected consumable arc welding products and robotic arm manufacturers compete in the automated welding and cutting space. In addition, in certain markets of the world, distributors manufacture and sell arc welding products. Our sales and results of operations, as well as our plans to expand in some foreign countries, could be adversely affected by this increased competition.

We may incur additional restructuring charges as we continue to contemplate rationalization actions in an effort to optimize our cost structure, and, as a result, we may not achieve the anticipated savings and benefits of these actions.

We may take additional actions in the future to further optimize our cost structure and improve the efficiency of our operations, which will reduce our profitability in the periods incurred. As a result of these actions, we will likely continue to incur charges, which may include but are not limited to asset impairments, employee severance costs, charges for pension and other postretirement contractual benefits and pension settlements, any of which could be significant, and could adversely affect our financial condition and results of operations. In addition, we may not realize anticipated savings or benefits from past or future rationalization plans in full or in part or within the time periods we expect. Failure to realize anticipated savings or benefits from our cost reduction actions could have a material adverse effect on our business, financial condition, liquidity, results of operations and cash flows. For more information regarding rationalization plans, refer to the rationalization and asset impairment related disclosure under Note 7 to the Company's consolidated financial statements.

Risks Related to Legal, Compliance and Regulatory Matters

We are a co-defendant in litigation alleging asbestos induced illness. Liabilities relating to such litigation could reduce our profitability and impair our financial condition.

As of December 31, 2024, we were a co-defendant in cases alleging asbestos induced illness involving claims by approximately 1,300 plaintiffs. In each instance, we are one of a large number of defendants. The asbestos claimants allege that exposure to asbestos contained in welding consumables caused the plaintiffs to develop adverse pulmonary diseases, including mesothelioma and other lung cancers. Asbestos use in welding consumables in the United States ceased in 1981.

Since January 1, 1995, we have been a co-defendant in asbestos cases that have been resolved as follows: 57,080 of those claims were dismissed, 23 were tried to defense verdicts, 7 were tried to plaintiff verdicts (which were reversed or resolved after appeal), 1 was resolved by agreement for an immaterial amount and 1,018 were decided in favor of the Company following summary judgment motions.

The long-term impact of the asbestos loss contingency, in the aggregate, on operating results, operating cash flows and access to capital markets is difficult to assess, particularly since claims are in many different stages of development and we benefit significantly from cost-sharing with co-defendants and insurance carriers. While we intend to contest these lawsuits vigorously, and believe we have applicable insurance relating to these claims, there are several risks and uncertainties that may affect our liability for personal injury claims relating to exposure to asbestos, including the future impact of changing cost sharing arrangements or a change in our overall trial experience.

We may incur material losses and costs as a result of product liability claims that may be brought against us or failure to meet contractual performance commitments.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture, sale and application of our products and the products of third-party suppliers that we utilize or resell. Our products are used in a variety of applications, including infrastructure projects such as oil and gas pipelines and platforms, buildings, bridges and power generation facilities, the manufacture of transportation and heavy equipment and machinery and various other construction projects. We face risk of exposure to product liability claims in the event that accidents or failures on these projects result, or are alleged to result, in bodily injury or property damage. Further, our products are designed for use in specific applications, and if a product is used inappropriately, personal injury or property damage may result. In certain cases, we design automated welding systems for use in a customer's production facilities (including automotive production facilities), which could expose us to financial losses or professional liability.

The occurrence of defects in or failures of our products, or the misuse of our products in specific applications, could cause termination of customer contracts, increased costs and losses to us, our customers and other end users. We cannot be assured that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend those claims. Further, we cannot be assured that our product liability insurance coverage will be adequate for any liabilities that we may ultimately incur or that product liability insurance will continue to be available on terms acceptable to us. Even if we are successful defending such claims or product liability coverage is adequate, claims of this nature could cause customers to lose confidence in our products and our Company. Warranty claims are not generally covered by insurance, and we may incur significant warranty costs in the future for which we would not be reimbursed.

We may incur losses if we do not achieve contractual commitments, including project performance requirements or project schedules. Project performance can be affected by a number of factors, including but not limited to, availability of materials, changes in the project scope of services, environmental conditions or labor disruptions. In addition, our backlog consists of the expected revenue from projects for which we have an executed contract or commitment with a customer. Project cancellations, scope adjustments, deferrals or changes in cost estimates may reduce the dollar amount of revenue and profits that we actually earn.

Changes in tax rates or exposure to additional income tax liabilities could have a material adverse effect on our results of operations.

Our business is subject to income taxes in the United States and various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in the mix among earnings in countries with differing statutory tax rates, changes in the valuation allowances of deferred tax assets or changes in tax laws. In addition, there is uncertainty in changes to the U.S. tax rate due to the new U.S. presidential administration. There can be no assurance that changes in tax laws or regulations, both within the United States and the various foreign jurisdictions in which we operate, such as the 15% global minimum tax under The Organization for Economic Co-operation and Development (the "OECD") Pillar Two, Global Anti-Base Erosion Rules (the "Pillar Two Rules"), will not materially and adversely affect our effective tax rate, tax payments, financial condition and results of operations.

The amount of income taxes paid is subject to ongoing audits by the U.S. federal, state and local tax authorities and by foreign tax authorities. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments which could have a material adverse effect on our results of operations.

Evolving international laws and enforcement relating to data privacy could adversely affect our operations.

Our business is also subject to increasingly complex and changing laws and regulations enacted to protect business and personal information in the United States and other jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other customer, vendor or employee data. Laws and regulations addressing personal information, including with respect to the European Union's General Data Protection Regulation ("GDPR"), U.S. state privacy laws such as the California Consumer Privacy Act, and the interpretation and enforcement of these and similar laws and regulations, are continuously evolving and there is significant uncertainty with respect to how compliance with these laws and regulations may develop and the costs and complexity of future compliance. In addition, as a result of existing or new data protection requirements, we incur and expect to continue to incur ongoing costs as part of our efforts to comply with applicable law. Any failure, or perceived failure, to comply with data protection or privacy-related legal obligations may result in governmental enforcement actions, regulatory intervention and sanctions or fines, investigating costs, consumer class actions or commercial litigation, or negative publicity, and could have an adverse effect on our operations and financial condition.

Our global operations are subject to increasingly complex environmental regulatory requirements.

We are subject to increasingly complex environmental regulations affecting international manufacturers, including those related to air and water emissions, waste management and climate change. Some environmental laws impose strict, retroactive and joint and several liability for the remediation of the release of hazardous substances, even for conduct that was lawful at the time it occurred, or for the conduct of or conditions caused by prior operators, predecessors or third parties. Failure to comply with environmental laws could expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. These liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws and regulations could negatively impact our ability to conduct our operations and our financial condition and results of operations. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to existing or subsequently acquired operations or under present laws and regulations or those that may be adopted or imposed in the future.

Changes in environmental laws or regulations could result in higher expenses and payments, and uncertainty relating to environmental laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights. Changes in environmental and climate change laws or regulations, including laws relating to greenhouse gas emissions, could subject us to additional costs and restrictions, including increased energy and raw material costs. If environmental laws or regulations are either changed or adopted and impose significant operational restrictions and compliance requirements upon us or our products, it could negatively impact our business, capital expenditures, results of operations, financial condition and competitive position.

It is our policy to apply strict standards for environmental protection to all of our operations inside and outside of the United States, even when we are not subject to local government regulations. We may incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, liabilities resulting from third-party property damage or personal injury claims, or our products could be prohibited from entering certain jurisdictions, if we were to violate or become liable under environmental laws, if our products become non-compliant with environmental laws or if we were to undertake environmental protection actions voluntarily.

We also face increasing complexity in our products design and procurement operations as we adjust to new and future requirements relating to the design, production and labeling of our products that are sold worldwide in multiple jurisdictions. The ultimate costs under environmental laws and the timing of these costs are difficult to predict.

We may be exposed to certain regulatory and financial risks related to climate change.

A number of governments and agencies in the United States and in foreign jurisdictions have proposed and may continue to introduce regulatory changes to address climate change, including regulations related to greenhouse gas emissions. We may be subject to additional regulations or restrictions in jurisdictions where we operate, including charges to fund additional energy-efficient activities, assessments or fees, and operational restrictions such as reduced emission allowances. Compliance with climate change regulations and restrictions may result in additional costs, including increased production costs and taxes, which could adversely impact our financial position. In addition, climate change regulations and related operating restrictions may unfavorably affect our competitive position with companies who may not be subject to equivalent requirements in their jurisdictions. In addition, negative publicity or public perception of climate change issues associated with us or our industry may cause reputational damage and financial harm to the Company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Our cybersecurity risk management process is integrated into our ERM process as described in Item 1A. Risk Factors. Cybersecurity has been identified as a critical risk.

To identify, assess, and manage material cybersecurity risks, we regularly evaluate and take steps to enhance our cybersecurity protocols to protect against or mitigate cyber threats. We conduct third-party and internal assessments of our environments, including system penetration testing, test our recovery and response processes, and we consider industry standards when developing our information security program. The Company has an information security training program, which calls for training all computer-based employees through various employee training modules relative to information security matters and phishing simulation events with employees to raise cybersecurity awareness.

From time to time, we engage third-party assessors, consultants, auditors and others to assist us with evaluating, enhancing, implementing and monitoring our cybersecurity risk-management programs. We maintain processes to oversee and identify cybersecurity risks associated with our use of third-party service providers such as contract and vendor due diligence review, as well as annual review of the service providers' independent audit report where applicable.

Like many companies, our systems and those of our third party providers who provide us with services and products may be subject to cybersecurity threats and cybersecurity incidents. To date, no such cybersecurity incidents have had or are reasonably likely to have a material impact on our Company, including its business strategy, results of operations or financial condition. However, if as a result of any future incidents our systems are significantly damaged, cease to function properly or are subject to a significant cybersecurity incident, we may suffer an interruption in our ability to manage and operate the business, and our results of operations and financial condition could be adversely affected. The Company maintains an insurance policy with respect to cybersecurity and has undergone several simulation, preparedness and response exercises. See "Risks Related to Manufacturing and Operations" in Item 1A. Risk Factors.

Governance

Our Board oversees the management of our risks, including risks from cybersecurity threats, on an enterprise-wide basis, and the Lead Independent Director promotes our Board's engagement in this process. Our Board has delegated oversight of the risk assessment and mitigation process with respect to cybersecurity to the Audit Committee of our Board. The Audit Committee regularly monitors the Company's cybersecurity risks and receives updates from the Chief Information Officer ("CIO") at each meeting. In addition, the Audit Committee regularly reviews the overall effectiveness of the information technology security environment as part of quarterly updates provided by the CIO. The CIO reports to the full Board about cybersecurity on an annual basis.

Our CIO has over 25 years of experience in the Information Technology ("IT") and cybersecurity industry. The CIO is responsible for assessing and managing material risks from cybersecurity threats, including monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents. On at least a quarterly basis, the CIO chairs the IT Governance Committee, which includes the executive management team. The purpose of this committee is to inform and make strategic decisions on IT-related matters, including the prevention, detection, mitigation and remediation of cybersecurity incidents. In addition, the CIO regularly reviews key cybersecurity risk metrics and reporting designed to measure the effectiveness of related processes and procedures as part of quarterly updates to the Audit Committee. The CIO utilizes this information in her reporting to the Board and Audit Committee of the Board.

ITEM 1D. INFORMATION ABOUT OUR EXECUTIVE OFFICERS

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position
Steven B. Hedlund	58	Chair of the Board since January 1, 2025; President and Chief Executive Officer since January 1, 2024; Executive Vice President, Chief Operating Officer from May 9, 2022 to December 31, 2023; Executive Vice President and President, Americas and International Welding from October 21, 2020 to May 9, 2022; Executive Vice President and President, International Welding from June 1, 2017 to October 21, 2020; Senior Vice President and President, Global Automation from January 22, 2015 to June 1, 2017; Senior Vice President, Strategy & Business Development from February 19, 2014 to January 22, 2015; Vice President, Strategy and Business Development from September 15, 2008 to February 19, 2014.
Gabriel Bruno	57	Executive Vice President, Chief Financial Officer and Treasurer since April 22, 2020; Executive Vice President, Finance from January 1, 2019 to April 22, 2020; Executive Vice President, Chief Human Resources Officer from July 1, 2016 to January 1, 2019; Executive Vice President, Chief Human Resources Officer and Chief Information Officer from February 18, 2016 to July 1, 2016; Executive Vice President, Chief Information Officer and Interim Chief Human Resources Officer from March 7, 2015 to February 18, 2016; Executive Vice President, Chief Information Officer from February 19, 2014 to March 7, 2015; Vice President, Chief Information Officer from May 1, 2012 to February 19, 2014; Vice President, Corporate Controller from 2005 to May 1, 2012.
Jennifer I. Ansberry	51	Executive Vice President, General Counsel and Secretary since April 20, 2017; Vice President, Deputy General Counsel from August 1, 2014 to April 20, 2017; Deputy General Counsel from 2004 to August 1, 2014.
Lisa A. Dietrich	52	Executive Vice President, Chief Digital Information Officer since February 19, 2025; Executive Vice President, Chief Information Officer from May 9, 2022 to February 19, 2025. Senior Vice President and Chief Information Officer, American Greetings Corporation (a global leader in the large and enduring Celebrations marketplace) from March 2018 until April 2022; Vice President of Business Transformation and Executive Director, American Greetings Corporation from January 2011 to March 2018.
Susan C. Edwards	62	Executive Vice President, Chief Human Resources Officer, since February 19, 2025; Senior Vice President, Chief Human Resources Officer, from April 8, 2024 to February 19, 2025. Global Vice President and Chief Human Resources Officer, Sealed Air Corporation (a global manufacturer of packaging solutions) from 2017 until 2022.
Gregory Doria	48	Senior Vice President, President, Harris Products Group and Asia Pacific Welding since January 1, 2024; Senior Vice President, President, Harris Products Group from October 1, 2021 to December 31, 2023; Senior Vice President, Chief Operating Officer, Harris Products Group from April 21, 2021 to September 30, 2021; Vice President, Marketing from July 1, 2019 to April 20, 2021; Director, Global Industry Segments from March 1, 2017 to June 30, 2019; Regional Sales Manager, West Region from October 6, 2014 to February 28, 2017.
Michael J. Whitehead	51	Senior Vice President, President, Americas Welding, since February 5, 2025; Senior Vice President, President, Global Automation, Cutting and Additive Businesses from January 1, 2019 to February 5, 2025; Senior Vice President, Strategy and Business Development from August 1, 2016 to January 1, 2019; President, Lincoln Canada from January 1, 2015 to August 1, 2016; Director, New Product Development, Consumables R&D from January 1, 2012 to January 1, 2015.

The Company has been advised that there is no arrangement or understanding among any one of the officers listed and any other persons pursuant to which he or she was elected as an officer. The executive officers are elected by the Board normally for a term of one year and/or until the election of their successors.

ITEM 2. PROPERTIES

The Company's corporate headquarters and principal United States manufacturing facilities are located in the Cleveland, Ohio area. Total Cleveland area property consists of 244 acres, of which present manufacturing facilities comprise an area of approximately 3,017,090 square feet.

The Company has 71 manufacturing and automation system integration facilities, including operations and joint ventures across 20 countries, the significant locations (grouped by operating segment) of which are as follows:

Americas Welding:

United States	Cleveland, Columbus, Coldwater, Fort Loramie, and Orrville, Ohio; Reno, Nevada; Ladson, South Carolina; Chattanooga, Tennessee; Detroit, and Plymouth, Michigan; Fort Collins, Colorado; Bettendorf, Iowa; Michigan City, Indiana.
Brazil	Atibaia; Guarulhos; Caxias do Sul.
Canada	Toronto; Mississauga; Hamilton; Montreal.
Colombia	Bogota.
Mexico	Mexico City; Torreon; Saltillo.

International Welding:

Australia	Newcastle; Gladstone.
Austria	Scheifling.
China	Tangshan; Shanghai; Beijing.
Denmark	Odense.
France	Partheny.
Germany	Essen; Eisenberg; Frankfurt; Saarbrücken.
India	Chennai; Pune.
Italy	Corsalone.
Poland	Bielawa; Dzierzoniow.
Romania	Buzau.
South Korea	Siheung-si.
Spain	Valencia; Zaragoza.
Turkey	Istanbul.
United Kingdom	Sheffield, England; Port Talbot, Wales.

The Harris Products Group:

United States	Mason, Ohio; Gainesville, Georgia; Winston Salem, North Carolina; Gordonsville, and Carthage, Tennessee.
Brazil	Maua.
Italy	Verona.
Mexico	Guadalupe.
Poland	Dzierzoniow.
Portugal	Albergaria-a-Velha.

All properties relating to the Company's Cleveland, Ohio headquarters and manufacturing facilities are owned by the Company. Most of the Company's foreign subsidiaries own manufacturing facilities in the country where they are located. The Company believes that its existing properties are in good condition and are suitable for the conduct of its business. In May 2024, the Company disposed of its Russian entity and completed its exit from the Russian market.

In addition, the Company maintains operating leases for some manufacturing facilities, distribution centers and sales offices throughout the world. Refer to Note 17 to the consolidated financial statements for information regarding the Company's lease commitments.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject, from time to time, to a variety of civil and administrative proceedings arising out of its normal operations, including, without limitation, product liability claims, regulatory claims and health, safety and environmental claims. Among such proceedings are the cases described below.

As of December 31, 2024, the Company was a co-defendant in cases alleging asbestos induced illness involving claims by approximately 1,300 plaintiffs, which is a net decrease of 41 claims from those previously reported. In each instance, the Company is one of a large number of defendants. The asbestos claimants seek compensatory and punitive damages, in most cases for unspecified sums. Since January 1, 1995, the Company has been a co-defendant in asbestos cases that have been resolved as follows: 57,080 of those claims were dismissed, 23 were tried to defense verdicts, 7 were tried to plaintiff verdicts (which were reversed or resolved after appeal), 1 was resolved by agreement for an immaterial amount and 1,018 were decided in favor of the Company following summary judgment motions.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common shares are traded on The NASDAQ Global Select Market under the symbol "LECO." The number of record holders of common shares at January 31, 2025 was 2,189.

Issuer purchases of equity securities for the fourth quarter 2024 were:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs [2]
October 1 - 31, 2024	96,952 [1]	$ 193.69	94,974	6,835,014
November 1 - 30, 2024	77,126 [1]	209.68	76,266	6,758,748
December 1 - 31, 2024	79,534 [1]	203.63	76,639	6,682,109
Total	253,612	192.84	247,879	

(1) The above share repurchases include the surrender of the Company's common shares in connection with the vesting of restricted awards.

(2) On February 12, 2020, the Company's Board authorized a share repurchase program for up to 10 million shares of the Company's common stock. Total shares purchased through the share repurchase program were 3.3 million shares at a total cost of $584.5 million for a weighted average cost of $176.18 per share through December 31, 2024.

The following line graph compares the yearly percentage change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the S&P Composite 500 Stock Index ("S&P 500") and the S&P 400 MidCap Index ("S&P 400") for the five-year calendar period commencing January 1, 2020 and ending December 31, 2024. This graph assumes that $100 was invested on December 31, 2019 in each of the Company's common shares, the S&P 500 and the S&P 400. A peer-group index for the welding industry, in general, is not readily available because the industry is comprised of a large number of privately held competitors and competitors that are smaller parts of large publicly traded companies.



Five Year Performance Comparison
The Company's Common Shares, S&P 500 and S&P 400 Composite Indices

	2019	2020	2021	2022	2023	2024
The Company	100	123	150	158	241	211
S&P 500	100	118	152	125	157	197
S&P 400	100	114	142	123	143	163

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the Company's consolidated financial statements and other financial information included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in the forward-looking statements. See "Item 1A. Risk Factors" for more information regarding forward-looking statements.

General

The Company is the world's largest designer and manufacturer of arc welding and cutting products, manufacturing a broad line of arc welding equipment, consumable welding products and other welding and cutting products.

The Company is one of only a few worldwide broad-line manufacturers of welding, cutting and brazing products. The Company is the world leader in the design, development and manufacture of arc welding products, automated joining, assembly and cutting systems, plasma and oxy-fuel cutting equipment. The Company also has a leading global position in brazing and soldering alloys.

The Company's products include arc welding, brazing and soldering filler metals (consumables), arc welding equipment, plasma and oxyfuel cutting systems, wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, and education solutions; as well as a comprehensive portfolio of automated solutions for joining, cutting, material handling, module assembly, and end of line testing.

The Company invests in the research and development of arc welding products in order to continue its market leading product offering and improve the quality and productivity of welding applications. In addition, the Company actively protects its innovations with patents and trade secrets globally. The Company believes its significant investment in research and development, its highly trained technical sales force and its extensive distributor network provide a competitive advantage in the marketplace.

The Company's products are sold globally. In the Americas, products are sold principally through industrial distributors, retailers and also directly to users of welding products. Outside of the Americas, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors and product users.

The Company's major end-user markets include:

- general fabrication,
- energy (oil and gas, power generation and process industries),
- heavy industries (heavy fabrication, ship building and maintenance and repair),
- automotive and transportation, and
- construction and infrastructure.

The Company has, through wholly-owned subsidiaries, manufacturing facilities located in the United States, Australia, Austria, Brazil, Canada, China, Colombia, Denmark, France, Germany, India, Italy, Mexico, Poland, Portugal, Romania, South Korea, Spain, Turkey and the United Kingdom.

The principal raw materials essential to the Company's business are steel, electronic components, engines, brass, copper, silver, aluminum alloys, robotic components and various chemicals, all of which are normally available for purchase in the open market.

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material adverse effect on the Company's earnings. The Company is ISO 14001 certified at most significant manufacturing facilities in North America and Europe and is progressing towards certification at its remaining facilities worldwide. In addition, the Company is ISO 9001 certified at 47 facilities worldwide.

The Company ensures compliance and the continuous improvement of the environmental performance of its products and operations through its global Environmental, Health, Safety and Quality ("EHS&Q") systems. The Company's systems are guided by Corporate EHS&Q Policy, global directives and corporate standards that establish consistent guidelines for the management, measurement and reporting of environmental, health and safety activities, as well as quality across the Company's global platform. The Company's products support our customers' sustainable operations through enhanced worker safety, reduced emissions, improved energy efficiency, reduced waste and regulatory compliance.

Key Indicators

Key economic measures relevant to the Company include industrial production trends, steel consumption, purchasing manager indices, capacity utilization within durable goods manufacturers and consumer confidence indicators. Key industries which provide a relative indication of demand drivers to the Company include steel, farm machinery and equipment, construction and transportation, fabricated metals, electrical equipment, ship and boat building, defense, truck manufacturing, energy and railroad equipment. Although these measures provide key information on trends relevant to the Company, the Company does not have available a more direct correlation of leading indicators which can provide a forward-looking view of demand levels in the markets which ultimately use the Company's welding products.

Key operating measures utilized by the operating units to manage the Company include orders, backlog, sales, inventory and fill-rates, all of which provide key indicators of business trends. These measures are reported on various cycles including daily, weekly and monthly depending on the needs established by operating management.

Key financial measures utilized by the Company's executive management and operating units in order to evaluate the results of its business and in understanding key variables impacting the current and future results of the Company include: sales; gross profit; selling, general and administrative expenses; operating income; earnings before interest and taxes; earnings before interest, taxes and bonus; net income; adjusted operating income; adjusted earnings before interest and income taxes; adjusted earnings before interest, taxes and bonus; adjusted net income; adjusted diluted earnings per share; operating cash flows; and capital expenditures, as well as applicable ratios such as return on invested capital, adjusted return on invested capital and average operating working capital to sales. These measures are reviewed at monthly, quarterly and annual intervals and are compared with historical periods, as well as objectives established by the Board of the Company.

The discussion that follows includes a comparison of our results of operations, liquidity and capital resources for fiscal years ended December 31, 2024 and 2023. For a comparison of the Company's results of operations, liquidity and capital resources for the fiscal years ended December 31, 2023 and 2022, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024.

Results of Operations

The following table shows the Company's results of operations:

| | Year Ended December 31, | | | | | Favorable (Unfavorable) 2024 vs. 2023 | |
| | 2024 | | 2023 | | | | |
	Amount	% of Sales	Amount	% of Sales		$	%
Net sales	$ 4,008,670		$ 4,191,636			$ (182,966)	(4.4)%
Cost of goods sold	2,535,758		2,726,191			190,433	7.0 %
Gross profit	1,472,912	36.7 %	1,465,445	35.0 %		7,467	0.5 %
Selling, general & administrative expenses	780,590	19.5 %	758,910	18.1 %		(21,680)	(2.9)%
Rationalization and asset impairment net charges	55,860	1.4 %	(11,314)	(0.3)%		(67,174)	(593.7)%
Operating income	636,462	15.9 %	717,849	17.1 %		(81,387)	(11.3)%
Interest expense, net	42,786		44,371			1,585	3.6 %
Other income	473		13,388			(12,915)	(96.5)%
Income before income taxes	594,149	14.8 %	686,866	16.4 %		(92,717)	(13.5)%
Income taxes	128,041		141,618			13,577	9.6 %
Effective tax rate	21.6 %		20.6 %			(1.0)%	
Net income	$ 466,108	11.6 %	$ 545,248	13.0 %	$	(79,140)	(14.5)%
Diluted earnings per share	$ 8.15		$ 9.37		$	(1.22)	(13.0)%

Net Sales:

The following table summarizes the impacts of volume, acquisitions, price and foreign currency exchange rates on Net sales for the twelve months ended December 31, 2024 on a consolidated basis:

	Net Sales 2023	Change in Net Sales due to:				Net Sales 2024
		Volume	Acquisitions	Price	Foreign Exchange	
Lincoln Electric Holdings, Inc.	$ 4,191,636	$ (301,161)	$ 102,757	$ 30,398	$ (14,960)	$ 4,008,670
% Change						
Lincoln Electric Holdings, Inc.		(7.2)%	2.5 %	0.7 %	(0.4)%	(4.4)%

Net sales decreased primarily due to softer demand across all segments.

Gross Profit:

Gross profit as a percentage of sales increased 1.7% as compared to 2023 driven by the benefit of effective cost management, cost reduction actions and operational efficiencies.

Selling, General & Administrative ("SG&A") Expenses:

SG&A expenses increased in 2024 as compared to 2023 primarily due to SG&A associated with acquisitions, partially offset by lower employee-related costs.

Rationalization and Asset Impairment Net Charges:

Net charges in 2024 of $55,860 primarily relate to rationalization plans initiated in the third quarter of 2024 in all three segments, as well as previously initiated plans and the disposition of the Company's Russian entity in International Welding. Net gains in 2023 primarily reflect a gain on the sale of a property of $36,187, partially offset by Rationalization and asset impairment charges of $24,873 primarily within International Welding. Refer to Note 7 to the consolidated financial statements for further information on the Company's rationalization plans.

Operating Income:

Operating income as a percentage of sales was 15.9% in 2024 as compared to 17.1% in 2023. Excluding special items, Operating income as a percentage of sales was 17.6% in 2024 as compared to 17.1% in the prior year. Refer to explanations above for additional details. Also refer to Non-GAAP Financial Measures for a reconciliation of Adjusted operating income.

Other Income:

Other income for 2024 primarily relates to the gain on termination of interest rate swaps and other miscellaneous income, partially offset by pension settlement charges and a loss on asset disposal.

Income taxes:

The effective tax rate was higher in 2024 as compared to 2023 primarily due to the mix of earnings and discrete tax items.

Segment Results

Net Sales:

The table below summarizes the impacts of volume, acquisitions, price and foreign currency exchange rates on Net sales for the twelve months ended December 31, 2024:

| | Net Sales 2023 | Change in Net Sales due to: | | | | Net Sales 2024 |
		Volume [1]	Acquisitions [2]	Price [3]	Foreign Exchange	
Operating Segments						
Americas Welding	$ 2,655,546	$ (192,454)	$ 101,097	$ 10,770	$ (10,112)	$ 2,564,847
International Welding	1,040,006	(96,658)	1,660	(8,413)	(2,873)	933,722
The Harris Products Group	496,084	(12,049)	—	28,041	(1,975)	510,101
% Change						
Americas Welding		(7.2)%	3.8 %	0.4 %	(0.4)%	(3.4)%
International Welding		(9.3)%	0.2 %	(0.8)%	(0.3)%	(10.2)%
The Harris Products Group		(2.4)%	—	5.7 %	(0.4)%	2.8 %

(1) Decrease in all segments due to softer demand across broad industrial markets.

(2) Increase for Americas Welding and International Welding due to the acquisitions discussed in Note 4 to the consolidated financial statements.

(3) Increase for The Harris Products Group due to price actions taken in response to higher commodity costs.

Adjusted Earnings Before Interest and Income Taxes ("Adjusted EBIT"):

Segment performance is measured and resources are allocated based on a number of factors, the primary measure being the Adjusted EBIT profit measure. EBIT is defined as Operating income plus Other income. EBIT is adjusted for special items as determined by management such as the impact of rationalization activities, certain asset impairment charges and gains or losses on disposals of assets.

The following table presents Adjusted EBIT by segment:

	December 31,		Favorable (Unfavorable) 2024 vs. 2023	
	2024	2023	$	%
Americas Welding:				
Net sales	$ 2,564,847	$ 2,655,546	$ (90,699)	(3.4)%
Inter-segment sales	135,758	127,536	8,222	6.4 %
Total Sales	$ 2,700,605	$ 2,783,082	$ (82,477)	(3.0)%
Adjusted EBIT [4]	$ 530,188	$ 538,269	$ (8,081)	(1.5)%
As a percent of total sales [1]	19.6 %	19.3 %		0.3 %
International Welding:				
Net sales	$ 933,722	$ 1,040,006	$ (106,284)	(10.2)%
Inter-segment sales	35,861	31,498	4,363	13.9 %
Total Sales	$ 969,583	$ 1,071,504	$ (101,921)	(9.5)%
Adjusted EBIT [5]	$ 106,117	$ 136,497	$ (30,380)	(22.3)%
As a percent of total sales [2]	10.9 %	12.7 %		(1.8)%
The Harris Products Group:				
Net sales	$ 510,101	$ 496,084	$ 14,017	2.8 %
Inter-segment sales	12,321	10,641	1,680	15.8 %
Total Sales	$ 522,422	$ 506,725	$ 15,697	3.1 %
Adjusted EBIT [6]	$ 88,328	$ 74,144	$ 14,184	19.1 %
As a percent of total sales [3]	16.9 %	14.6 %		2.3 %
Corporate / Eliminations:				
Inter-segment sales	$ (183,940)	$ (169,675)	$ (14,265)	8.4 %
Adjusted EBIT [7]	(11,028)	(17,536)	6,508	(37.1)%
Consolidated:				
Net sales	$ 4,008,670	$ 4,191,636	$ (182,966)	(4.4)%
Net income	$ 466,108	$ 545,248	$ (79,140)	(14.5)%
As a percent of total sales	11.6 %	13.0 %		(1.4)%
Adjusted EBIT [8]	$ 713,605	$ 731,374	$ (17,769)	(2.4)%
As a percent of sales	17.8 %	17.4 %		0.4 %

(1) Increase for 2024 as compared to 2023 primarily driven by effective cost management, cost reduction actions, partially offset by the unfavorable impact of lower volumes.

(2) Decrease for 2024 as compared to 2023 primarily driven by unfavorable impact of lower volumes, partially offset by cost reduction actions.

(3) Increase for 2024 compared to 2023 primarily reflects effective cost management and operational improvements.

(4) 2024 excludes Rationalization and asset impairment net charges of $18,840, the amortization of step up in value of acquired inventories of $4,776 and pension settlement charges of $4,205. 2023 excludes Rationalization and asset impairment net charges of $468 and the amortization of step up in value of acquired inventories of $9,390.

(5) 2024 excludes Rationalization and asset impairment net charges of $32,960 primarily due to restructuring activities, including the impact of the Company's disposition of its Russian entity as discussed in Note 7, a loss on asset disposal of $4,950, the amortization of the step up in value of acquired inventories of $250 and pension settlement gain of $413. 2023 excludes pension settlement charges of $845, a gain on asset disposal of $1,646, the amortization of step up in value of acquired inventories of $2,862 and Rationalization and asset impairment net gains of $11,782.

(6) 2024 excludes Rationalization and asset impairment net charges of $3,955 as discussed in Note 7.

(7) 2024 excludes acquisition transaction costs of $7,042 as discussed in Note 4.

(8) See non-GAAP Financial Measures for a reconciliation of Net income as reported and Adjusted EBIT.

Non-GAAP Financial Measures

The Company reviews Adjusted operating income, Adjusted EBIT, Adjusted net income, adjusted effective tax rate, Adjusted diluted earnings per share, Adjusted return on invested capital, and Adjusted net operating profit after taxes, all non-GAAP financial measures, in assessing and evaluating the Company's underlying operating performance. These non-GAAP financial measures exclude the impact of special items on the Company's reported financial results. Non-GAAP financial measures should be read in conjunction with the generally accepted accounting principles in the United States ("GAAP") financial measures, as non-GAAP measures are a supplement to, and not a replacement for, GAAP financial measures. From time to time, management evaluates and discloses to investors the following non-GAAP measures: Free cash flow ("FCF"), defined as Net cash provided by operating activities less Capital expenditures (the Company considers FCF to be a liquidity measure that provides useful information to management and investors about how the amount of cash generated by our business, after the purchase of property and equipment, can be used for debt service, acquisitions, paying dividends and repurchasing our common shares); Cash conversion, defined as FCF divided by Adjusted net income; Organic sales, reflects changes in volumes and prices, and excludes the effects of foreign currency and acquisitions.

The following table presents a reconciliation of Operating income as reported to Adjusted operating income:

	Year Ended December 31,	
	2024	2023
Operating income as reported	$ 636,462	$ 717,849
Special items (pre-tax):		
Rationalization and asset impairment net charges [1]	55,860	(11,314)
Acquisition transaction costs [2]	7,042	—
Amortization of step up in value of acquired inventories [3]	5,026	12,252
Adjusted operating income	$ 704,390	$ 718,787
As a percent of total sales	17.6%	17.1%

(1) 2024 charges primarily relate to rationalization plans initiated in the third quarter of 2024 in all three segments, as well as previously initiated plans and the disposition of the Company's Russian entity in International Welding. 2023 net gains primarily relates to the gain on sale of a property, partially offset by charges within International Welding.

(2) Transaction costs related to acquisitions which are included in Selling, general & administrative expenses.

(3) Costs related to acquisitions which are included in Cost of goods sold.

The following table presents the reconciliations of Net income as reported to Adjusted net income and Adjusted EBIT, Effective tax rate as reported to Adjusted effective tax rate and Diluted earnings per share as reported to Adjusted diluted earnings per share:

| | Year Ended December 31, | |
	2024	2023
Net income as reported	$ 466,108	$ 545,248
Special items:		
Rationalization and asset impairment net charges [1]	55,860	(11,314)
Acquisition transaction costs [2]	7,042	—
Pension settlement net charges [3]	3,792	845
Amortization of step up in value of acquired inventories [4]	5,026	12,252
Loss (gain) on asset disposal [5]	4,950	(1,646)
Tax effect of Special items [6]	(11,513)	2,537
Adjusted net income	$ 531,265	$ 547,922
Interest expense, net	42,786	44,371
Income taxes as reported	128,041	141,618
Tax effect of Special items [6]	11,513	(2,537)
Adjusted EBIT	$ 713,605	$ 731,374
Effective tax rate as reported	21.6 %	20.6 %
Net special item tax impact	(0.8)%	(0.4)%
Adjusted effective tax rate	20.8 %	20.2 %
Diluted earnings per share as reported	$ 8.15	$ 9.37
Special items per share	1.14	0.04
Adjusted diluted earnings per share	$ 9.29	$ 9.41

(1) Items in 2024 primarily relate to rationalization plans initiated in the third quarter of 2024 in all three segments, as well as previously initiated plans and the disposition of the Company's Russian entity in International Welding. Items in 2023 reflects a gain on the sale of a property, partially offset by Rationalization and asset impairment charges within International Welding.

(2) Transaction costs related to acquisitions which are included in Selling, general and administrative expenses. Refer to Note 4 for further discussion.

(3) Pension settlement net charges are primarily due to the final settlement associated with the termination of pension plans and are included in Other income. Refer to Note 11 for further discussion.

(4) Costs related to acquisitions which are included in Cost of goods sold.

(5) Loss (gain) on asset disposal included in Other income.

(6) Includes the net tax impact of Special items recorded during the respective periods. The tax effect of Special items impacting pre-tax income was calculated as the pre-tax amount multiplied by the applicable tax rate. The applicable tax rates reflect the taxable jurisdiction and nature of each Special item.

Liquidity and Capital Resources

Overview

The Company's primary sources of liquidity are operating cash flows and revolving credit facilities. As of December 31, 2024, the Company had $377,262 of cash and cash equivalents on hand and $10,520 of outstanding borrowings under its $1,045,608 revolving credit facilities.

The Company's capital allocation priorities include internal investment to support existing operations and organic growth, investment in acquisitions to grow the business and then returning capital to shareholders through dividends and share repurchases.

The Company's cash flow from operations can be cyclical. In assessing liquidity, the Company reviews working capital measurements to define areas for improvement. Management anticipates we will be able to satisfy cash requirements for its ongoing businesses for the foreseeable future primarily with cash generated by operations, existing cash balances, borrowings under its existing credit facilities and raising debt in capital markets.

The Company continues to expand globally and periodically consider acquisitions that would involve significant investments. The Company can fund its global expansion plans with operational cash flow, but a significant acquisition may require access to capital markets, in particular, the long-term debt market, as well as the syndicated bank loan market. The Company's financing strategy is to fund itself at the lowest after-tax cost of funding. Where possible, the Company utilizes operational cash flows and raises capital in the most efficient market, usually the United States, and then lends funds to the specific subsidiary needing or requiring funding. If additional acquisitions providing appropriate financial benefits become available, additional expenditures may be made.

Cash Flow

The following table reflects changes in key cash flow measures:

| | Year Ended December 31, | | $ Change |
	2024	2023	2024 vs. 2023
Cash provided by operating activities [1]	$ 598,977	$ 667,542	$ (68,565)
Cash used by investing activities [2]	(361,231)	(74,729)	(286,502)
Capital expenditures	(116,603)	(90,987)	(25,616)
Acquisition of businesses, net of cash acquired	(252,746)	(32,685)	(220,061)
Proceeds from sale of property, plant and equipment	7,798	49,494	(41,696)
Cash used by financing activities [3]	(244,640)	(412,392)	167,752
Proceeds from (payments on) short-term borrowings	8,449	(79,873)	88,322
Proceeds from long-term borrowings	550,000	—	550,000
Payments on long-term borrowings	(400,677)	(8,109)	(392,568)
Purchase of shares for treasury	(263,751)	(198,765)	(64,986)
Cash dividends paid to shareholders	(162,143)	(148,010)	(14,133)
(Decrease) increase in Cash and cash equivalents	(16,525)	196,637	(213,162)

(1) Cash provided by operating activities decreased in 2024 as compared to 2023 primarily due to decreased earnings and working capital.

(2) Cash used by investing activities increased in 2024 as compared to 2023 primarily for capital expenditures and the acquisition of businesses in 2024.

(3) Cash used by financing activities decreased in 2024 as compared to 2023 primarily due to the proceeds from the 2024 Notes issuances, partially offset by the repayment of the Term Loan as described in Note 9.

As of December 31, 2024, the Company had cash of $249,895 held by international subsidiaries.

The Company paid $162,143 and $148,010 in cash dividends to its shareholders during 2024 and 2023, respectively. In January 2025, the Company paid a cash dividend of $0.75 per share, or $42,158, to shareholders of record on December 31, 2024, which reflects a 5.6% increase in the Company's dividend payout rate.

The Company currently anticipates capital expenditures of $100,000 to $120,000 in 2025. Anticipated capital expenditures include investments to increase capacity, improve operational effectiveness and for general maintenance. Management critically evaluates all proposed capital expenditures and expects each project to increase efficiency, reduce costs, support sales growth or improve the overall safety and environmental conditions of the Company's facilities.

Revolving Credit Agreements and Other Lines of Credit

On June 20, 2024, the Company terminated its existing $500,000 revolving credit facility and entered into a $1 billion revolving credit facility. The revolving credit facility matures on June 20, 2029. As of December 31, 2024, the Company had $1 billion of availability under the revolving credit facility. Additionally, the Company has other lines of credit with total availability of $35,088 as of December 31, 2024. Refer to Note 9 for further information on our revolving credit agreements and other lines of credit.

Working Capital Ratios

	2024	2023
Average operating working capital to Net sales [1]	16.9 %	17.1 %
Days sales in Inventories	106.0	104.6
Days sales in Accounts receivable	46.9	50.0
Average days in Trade accounts payable	45.8	47.6

(1) Average operating working capital to Net sales is defined as the sum of Accounts receivable, Inventories and contract assets less Trade accounts payable and contract liabilities as of period end divided by annualized rolling three months of Net sales.

Stock Repurchase Program

On February 12, 2020, the Company's Board authorized a share repurchase program for up to 10 million shares of the Company's common stock. As of December 31, 2024, there were 6.7 million shares available under the authorization. The Company is not obligated to make any repurchases.

Contractual Obligations

Debt

As of December 31, 2024, the total amount of debt outstanding was $1,261,075, which includes $110,524 in short-term debt. Refer to Note 9 for further information on our debt and interest.

Lease Obligations

As of December 31, 2024, the Company's total future minimum lease payments were $61,942, which includes $14,896 in short-term lease obligations. Refer to Note 17 for further information on our lease obligations.

Purchase Commitments

Purchase commitments include contractual obligations for raw materials and services. As of December 31, 2024, the Company had total purchase commitments of $91,028, which includes $89,792 in current liabilities.

Other Material Obligations

As of December 31, 2024, there was a total liability of $55,425 for deferred compensation, which includes $30,901 in Other current liabilities.

Off-Balance Sheet Arrangements

The Company utilizes letters of credit to back certain payment and performance obligations. Letters of credit are subject to limits based on amounts outstanding under the Company's revolving credit facility.

Rationalization and Asset Impairments

Refer to Note 7 to the consolidated financial statements for a discussion of the Company's rationalization plans. The Company believes the rationalization actions will positively impact future results of operations and will not have a material effect on liquidity and sources and uses of capital.

Acquisitions

Refer to Note 4 to the consolidated financial statements for a discussion of the Company's recent acquisitions.

Return on Invested Capital

The Company reviews return on invested capital ("ROIC") in assessing and evaluating the Company's underlying operating performance. Adjusted ROIC is a non-GAAP financial measure that the Company believes is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate ROIC. Adjusted ROIC is defined as rolling 12 months of Adjusted net income excluding tax-effected interest income and expense divided by invested capital. Invested capital is defined as total debt, which includes Amounts due banks, Current portion of long-term debt and Long-term debt, less current portions, plus Total equity.

The following table presents the reconciliation of ROIC and Adjusted ROIC to net income:

Return on Invested Capital	2024	2023
Net income as reported	$ 466,108	$ 545,248
Plus: Interest expense (after-tax)	39,665	38,050
Less: Interest income (after-tax)	7,593	5,033
Net operating profit after taxes	$ 498,180	$ 578,265
Special items:		
Rationalization and asset impairment net charges	55,860	(11,314)
Acquisition transaction costs	7,042	—
Pension settlement net charges	3,792	845
Amortization of step up in value of acquired inventories	5,026	12,252
Loss (gain) on asset disposal	4,950	(1,646)
Tax effect of Special items [(1)]	(11,513)	2,537
Adjusted net operating profit after taxes	$ 563,337	$ 580,939
Invested Capital		
Short-term debt	$ 110,524	$ 2,439
Long-term debt, less current portion	1,150,551	1,102,771
Total debt	1,261,075	1,105,210
Total equity	1,327,433	1,308,852
Invested capital	$ 2,588,508	$ 2,414,062
Return on invested capital as reported	19.2 %	24.0 %
Adjusted return on invested capital	21.8 %	24.1 %

(1) Includes the net tax impact of Special items recorded during the respective periods. The tax effect of Special items impacting pre-tax income was calculated as the pre-tax amount multiplied by the applicable tax rate. The applicable tax rate reflects the taxable jurisdiction and nature of each Special item.

Product Liability Costs

Product liability costs incurred can be volatile and are largely related to trial activity. The costs associated with these claims are predominantly defense costs which are recognized in the periods incurred.

The long-term impact of product liability contingencies, in the aggregate, on operating results, operating cash flows and access to capital markets is difficult to assess, particularly since claims are in many different stages of development and the Company benefits significantly from cost sharing with co-defendants and insurance carriers. Moreover, the Company has been largely successful to date in its defense of these claims.

New Accounting Pronouncements

Refer to Note 1 to the consolidated financial statements for a discussion of new accounting pronouncements.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions. These estimates and assumptions are reviewed periodically by management and compared to historical trends to determine the accuracy of estimates and assumptions used. If warranted, these estimates and assumptions may be changed as current trends are assessed and updated. Historically, the Company's estimates have been determined to be reasonable. No material changes to the Company's accounting policies were made during 2024. The Company believes the following accounting policies are some of the more critical judgment areas affecting its financial condition and results of operations.

Legal and Tax Contingencies

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims, administrative claims, regulatory claims and health, safety and environmental claims, some of which relate to cases alleging asbestos induced illnesses. The costs associated with these claims are predominantly defense costs, which are recognized in the periods incurred. Insurance reimbursements mitigate these costs and, where reimbursements are probable, they are recognized in the applicable period. With respect to costs other than defense costs (i.e., for liability and/or settlement or other resolution), reserves are recorded when it is probable that the contingencies will have an unfavorable outcome. The Company accrues its best estimate of the probable costs after a review of the facts with management and counsel and taking into account past experience. If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, disclosure would be provided for material claims or litigation. Many of the current cases are in differing procedural stages and information on the circumstances of each claimant, which forms the basis for judgments as to the validity or ultimate disposition of such actions, varies greatly. Therefore, in many situations a range of possible losses cannot be made. Reserves are adjusted as facts and circumstances change and related management assessments of the underlying merits and the likelihood of outcomes change. Moreover, reserves only cover identified and/or asserted claims. Future claims could, therefore, give rise to increases to such reserves.

The Company is subject to taxation from U.S. federal, state, municipal and international jurisdictions. The calculation of current income tax expense is based on the best information available and involves significant management judgment. The actual income tax liability for each jurisdiction in any year can in some instances be ultimately determined several years after the financial statements are published.

The Company maintains liabilities for unrecognized tax benefits related to uncertain income tax positions in various jurisdictions. The Company uses judgment in determining whether the technical merits of tax positions are more-likely-than-not to be sustained. Judgment is also used in measuring the related amount of tax benefit that qualifies for recognition, including the interpretation of applicable tax law, regulation and tax ruling.

Liabilities are settled primarily through the completion of audits within each individual tax jurisdiction or the closing of the statute of limitations. Liabilities can be affected by changes in applicable tax law, regulations, tax rulings or such other factors, which may cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for uncertain income tax positions; however, actual results may materially differ from these estimates. Refer to Note 13 to the consolidated financial statements for further discussion of uncertain income tax positions.

Deferred Income Taxes

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the GAAP and income tax basis of assets and liabilities and operating loss and tax credit carry-forwards. The Company will repatriate earnings for certain non-U.S. subsidiaries, which are subject to foreign withholding taxes. The Company considers any remaining earnings and outside basis in all other non-U.S. subsidiaries to be indefinitely reinvested and has not recorded any deferred taxes as such estimate is not practicable.

At December 31, 2024, the Company had approximately $207,739 of gross deferred tax assets related to deductible temporary differences and tax loss and credit carry-forwards, which may reduce taxable income in future years. In assessing the realizability of deferred tax assets, the Company assesses whether it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. At December 31, 2024, a valuation allowance of $35,284 was recorded against certain deferred tax assets based on this assessment. The

Company believes it is more-likely-than-not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

Inventories

Inventories are valued at the lower of cost or net realizable value. Fixed manufacturing overhead costs are allocated to inventory based on normal production capacity and abnormal manufacturing costs are recognized as period costs. Cost for a substantial portion of U.S. inventories is determined on a LIFO basis. LIFO was used for 35% and 37% of total inventories at December 31, 2024 and 2023, respectively. Cost of other inventories is determined by costing methods that approximate a FIFO basis. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Actual year-end inventory levels and costs may differ from interim LIFO inventory valuations. The excess of current cost over LIFO cost was $120,633 and $129,946 at December 31, 2024 and 2023, respectively.

The Company reviews the net realizable value of inventory on an on-going basis with consideration given to deterioration, obsolescence and other factors. If actual market conditions differ from those projected by management, and the Company's estimates prove to be inaccurate, write-downs of inventory values and adjustments to Cost of goods sold may be required. Historically, the Company's reserves have approximated actual experience.

Long-Lived Assets

The Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets, including leases and intangible assets that do not have indefinite lives, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, a loss is recognized to the extent that carrying value exceeds fair value. Fair value is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

Goodwill and Intangibles

The Company performs an annual impairment test of goodwill and indefinite-lived intangible assets in the fourth quarter using the same date each year or more frequently if changes in circumstances or the occurrence of events indicate potential impairment.

The fair value of each indefinite-lived intangible asset is compared to its carrying value and an impairment charge is recorded if the carrying value exceeds the fair value. For goodwill, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, and whether it is necessary to perform the quantitative goodwill impairment test. The quantitative test is only required if the Company concludes that it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. The Company may also perform a quantitative test in instances where the more-likely-than-not threshold has not been met, including when general macroeconomic conditions or changes to the reporting unit warrant a refresh of the baseline used in a qualitative test. For quantitative testing, the Company compares the fair value of each reporting unit with its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

Fair values are determined using established business valuation techniques and models developed by the Company, estimates of market participant assumptions of future cash flows, future growth rates and discount rates to value estimated cash flows. Changes in economic and operating conditions, actual growth below the assumed market participant assumptions or an increase in the discount rate could result in an impairment charge in a future period.

Acquisitions

Upon acquisition of a business, the Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Market participants are considered to be buyers and sellers unrelated to the Company in the principal or most advantageous market for the asset or liability.

Fair value estimates are based on a series of judgments about future events and uncertainties and rely on estimates and assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Management values acquired intangible assets using the relief from royalty method or excess earnings method, forms of the income approach supported by observable market data for peer companies. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, customer attrition rates and royalty rates). Acquired inventories are marked to fair value. For certain items, the pre-acquisition carrying value is determined to be a reasonable approximation of fair value based on information available to the Company. Refer to Note 4 to the consolidated financial statements for additional details.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract are satisfied and control is transferred to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for goods or services. Substantially all of the Company's sales arrangements are short-term in nature involving a single performance obligation. The Company recognizes revenue when the performance obligation is satisfied and control of the product is transferred to the customer based upon shipping terms. In addition, certain customized automation performance obligations are accounted for over time. Under this method, revenue recognition is primarily based upon the ratio of costs incurred to date compared with estimated total costs to complete. The cumulative impact of revisions to total estimated costs is reflected in the period of the change, including anticipated losses. Approximately 10% of the Company's Net sales are recognized over time.

The Company recognizes any discounts, credits, returns, rebates and incentive programs based on reasonable estimates as a reduction of sales to arrive at Net sales at the same time the related revenue is recorded. Taxes collected by the Company, including sales tax and value added tax, are excluded from Net sales. The Company recognizes freight billed as a component of Net sales and shipping costs as a component of Cost of goods sold when control transfers to the customer. Sales commissions are expensed when incurred because the amortization period is generally one year or less. These costs are recorded within Selling, general and administrative expenses in the Company's Consolidated Statements of Income.

Refer to Note 2 to the consolidated financial statements for additional details.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary financial market risks include fluctuations in currency exchange rates, commodity prices and interest rates. The Company manages these risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Included below is a sensitivity analysis based upon a hypothetical 10% weakening or strengthening in the U.S. dollar compared to foreign currency exchange rates at December 31, 2024. The derivative, borrowing and investment arrangements in effect at December 31, 2024 were compared to the hypothetical foreign exchange rates in the sensitivity analysis to determine the effect on the Company's current period consolidated financial statements.

Foreign Currency Exchange Risk

The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates.

At December 31, 2024, the Company hedged certain third-party and intercompany purchases and sales. The gross notional dollar amount of these foreign exchange contracts at December 31, 2024 was $96,444. At December 31, 2024, a hypothetical 10% strengthening or weakening in the U.S. dollar would have changed Accumulated other comprehensive income (loss) by $785.

The Company enters into forward foreign exchange contracts to hedge transaction exposures or significant cross-border intercompany loans by either purchasing or selling specified amounts of foreign currency at a specified date. The gross notional dollar amount of these foreign exchange contracts at December 31, 2024 was $421,754. A hypothetical 10% change in the year-end exchange rates would have resulted in an increase or decrease to Income before income taxes of $17,271 related to these positions. However, any loss (or gain) resulting from a hypothetical 10% change would be offset by the associated gain (or loss) on the underlying balance sheet exposure and would ultimately not materially affect the Company's financial statements. The Company also has a foreign currency forward contract hedge designated as a net investment hedge with a notional dollar amount of $319,450 at December 31, 2024. At December 31, 2024, any loss (or gain) resulting from the hypothetical 10% strengthening or weakening in the U.S. dollar would have changed Accumulated other comprehensive income (loss) by $32,617.

The fair value of the Company's cash and cash equivalents at December 31, 2024 approximated cost due to the short-term duration. These financial instruments are subject to concentrations of credit risk. The Company has minimized this risk by entering into investments with a number of major banks and financial institutions and investing in high-quality instruments. The Company does not expect any counter-parties to fail to meet their obligations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is submitted in a separate section of this Annual Report on Form 10-K following the signature page.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2024 based on the 2013 framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under such framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

During 2024, the Company completed the acquisitions of RedViking, Inrotech and Vanair ("Acquisitions"). The Company is currently integrating the Acquisitions into its operations, compliance programs and internal control processes. As permitted by guidance issued by the Securities and Exchanges Commission, the Company has excluded these acquisitions from management's evaluation of internal controls over financial reporting as of December 31, 2024. These acquisitions constituted approximately 8% of the Company's total assets (inclusive of acquired intangible assets and goodwill) as of December 31, 2024 and 2.5% of the Company's net sales for the fiscal year ended December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included elsewhere in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2024 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2024, none of the Company's directors or officers adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company is expected to file its 2025 proxy statement pursuant to Regulation 14A of the Exchange Act within 120 days after December 31, 2024.

Except for the information set forth within Part I, Item 1D section of this Annual Report on Form 10-K concerning our Executive Officers, the information required by this item is incorporated by reference from the 2025 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the 2025 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the 2025 Proxy Statement.

For further information on the Company's equity compensation plans, see Note 1 and Note 10 to the Company's consolidated financial statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the 2025 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the 2025 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following reports and consolidated financial statements of the Company are included in a separate section of this report following the signature page and certifications:

Report of Independent Registered Public Accounting Firm (PCAOB ID 42)

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Consolidated Statements of Income – Years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Comprehensive Income – Years ended December 31, 2024, 2023 and 2022

Consolidated Balance Sheets – December 31, 2024 and 2023

Consolidated Statements of Equity – Years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Cash Flows – Years ended December 31, 2024, 2023 and 2022

Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules

The following consolidated financial statement schedule of the Company is included in a separate section of this report following the signature page:

Schedule II – Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange.

Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

(a)(3) Exhibits

Exhibit No.		Description
3.1		Amended and Restated Articles of Incorporation of Lincoln Electric Holdings, Inc. (filed as Exhibit 3.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on September 27, 2011, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
3.2		Amended and Restated Code of Regulations of Lincoln Electric Holdings, Inc., as amended on February 15, 2023 (filed as Exhibit 3.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 17, 2023, SEC File No.0-1402, and incorporated herein by reference and made a part hereof).
4.1		Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.1 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2019, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.1		Credit Agreement, dated as of June 20, 2024, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Lincoln Electric Automation, Inc., the financial institutions from time to time party thereto, as lenders, PNC Bank, National Association, as lead administrative agent, and KeyBank National Association, as co-administrative agent (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc., filed on June 24, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.2		Note Purchase Agreement, dated as of April 1, 2015, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Techalloy, Inc., Wayne Trail Technologies, Inc. and the purchasers party thereto (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 2, 2015, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.3		Amendment No. 1 to Note Purchase Agreement, dated as of April 1, 2015, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Techalloy, Inc., Wayne Trail Technologies, Inc. and the purchasers party thereto, dated July 30, 2019 (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended September 30, 2019, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.4		Amendment No. 2 to Note Purchase Agreement, dated as of April 1, 2015, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Lincoln Electric Automation, Inc. and the purchasers party thereto, dated June 20, 2024 (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.5		Note Purchase Agreement, dated as of October 20, 2016, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Techalloy, Inc. and Wayne Trail Technologies, Inc. and the purchasers party thereto (filed as Exhibit 10.4 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2016, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.6		Amendment No. 1 to Note Purchase Agreement, dated as of October 20, 2016, by an among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc., Lincoln Electric Automation, Inc. and the purchasers party thereto, dated June 20, 2024 (filed as Exhibit 10.4 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.7		Note Purchase Agreement, dated as of June 20, 2024, by and among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, J.W. Harris Co., Inc., Lincoln Global, Inc, Lincoln Electric Automation, Inc. and the purchasers party thereto (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc., filed on June 24, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).

10.8*		Non-Employee Directors' Deferred Compensation Plan (Amended and Restated as of January 1, 2021) (filed as Exhibit 10.18 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2020, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.9*		2005 Deferred Compensation Plan for Executives (Amended and Restated as of January 1, 2021) (filed as Exhibit 10.21 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2020, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.10*		The Lincoln Electric Company Restoration Plan (filed as Exhibit 4.3 to Form S-8 of Lincoln Electric Holdings, Inc. filed on December 19, 2016, SEC File No. 333-215168, and incorporated herein by reference and made a part hereof).
10.11*		Amendment No. 1 to The Lincoln Electric Company Restoration Plan (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended September 30, 2020, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.12*		The Lincoln Electric Company Employee Savings Plan As Amended and Restated Effective January 1, 2025 (filed herewith).
10.13*		Form of Change in Control Severance Agreement (as entered into by the Company and its executive officers) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on November 21, 2017, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.14*		Amendment No. 1 to Form of Change in Control Severance Agreement (as entered into by the Company and its executive officers) (filed as Exhibit 10.5 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended September 30, 2020, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.15*		2006 Equity and Performance Incentive Plan (Restated as of March 3, 2011) (filed as Annex A to Lincoln Electric Holdings, Inc. proxy statement filed on March 18, 2011, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10.16*		2015 Equity and Incentive Compensation Plan (filed as Appendix B to Lincoln Electric Holdings, Inc. definitive proxy statement filed on March 18, 2015, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.17*		2015 Stock Plan for Non-Employee Directors (filed as Appendix C to Lincoln Electric Holdings, Inc. definitive proxy statement filed on March 18, 2015, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.18*		Amendment No. 1 to the 2015 Stock Plan for Non-Employee Directors (filed as Appendix C to Lincoln Electric Holdings, Inc. proxy statement dated March 20, 2017, SEC File No. 0-1402, and incorporated by reference and made a part hereof).
10.19*		2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 21, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.20*		2023 Stock Plan for Non-Employee Directors (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 21, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.21*		Form of Restricted Stock Unit Agreement for Non-Employee Directors under 2023 Stock Plan for Non-Employee Directors (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.22*		Form of Restricted Stock Unit Agreement for Non-Employee Directors under 2023 Stock Plan for Non-Employee Directors (filed as Exhibit 10.24 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.23*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.27 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2017, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).

10.24*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.28 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2017, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.25*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.37 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2018, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.26*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.38 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2019, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.27*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2021, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.28*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2022, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.29*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.30*		Form of Stock Option Agreement for Executive Officers under 2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.31*		Form of Stock Option Agreement for Executive Officers (filed as Exhibit 10.1 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.32*		Form of Restricted Stock Unit Agreement for Executive Officers (filed as Exhibit 10.33 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2013, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.33*		Form of Restricted Stock Unit Agreement for Executive Officers (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2021, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.34*		Form of Restricted Stock Unit Agreement for Executive Officers (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2022, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.35*		Form of Restricted Stock Unit Agreement for Executive Officers (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.36*		Form of Restricted Stock Unit Agreement for Executive Officers under 2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended June 30, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.37*		Form of Restricted Stock Unit Agreement for Executive Officers under 2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.2 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.38*		Form of Performance Share Award Agreement for Executive Officers (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc., for the quarter ended March 31, 2021, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).

10.39*		Form of Performance Share Award Agreement for Executive Officers (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc., for the quarter ended March 31, 2022, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.40*		Form of Performance Share Award Agreement for Executive Officers (filed as Exhibit 10.4 to Form 10-Q of Lincoln Electric Holdings, Inc., for the quarter ended March 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.41*		Form of Performance Share Award Agreement for Executive Officers under 2023 Equity and Incentive Compensation Plan (filed as Exhibit 10.4 to Form 10-Q of Lincoln Electric Holdings, Inc., for the quarter ended June 30, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.42*		Form of Performance Share Award Agreement for Executive Officers (filed as Exhibit 10.3 to Form 10-Q of Lincoln Electric Holdings, Inc. for the quarter ended March 31, 2024, SEC File No. 0-1402, and incorporated herein by reference and made part hereof).
10.43*		Form of Officer Indemnification Agreement (effective February 23, 2012) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 29, 2012, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10.44*		Form of Director Indemnification Agreement (effective February 23, 2012) (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 29, 2012, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
19		Lincoln Electric Holdings, Inc. Securities Trading Policy for Covered Persons (Effective July 17, 2024) (filed herewith).
21		Subsidiaries of the Registrant (filed herewith).
23		Consent of Independent Registered Public Accounting Firm (filed herewith).
24		Powers of Attorney (filed herewith).
31.1		Certification by the Chairman, President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
31.2		Certification by the Executive Vice President, Chief Financial Officer and Treasurer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
32.1		Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
97		Lincoln Electric Holdings, Inc. Clawback Policy (Effective October 2, 2023) (filed as Exhibit 97 to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2023, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
101.IN		Inline XBRL Instance Document
101.SC		Inline XBRL Taxonomy Extension Schema Document
101.CA		Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LA		Inline XBRL Taxonomy Extension Label Linkbase Document
101.PR		Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DE		Inline XBRL Taxonomy Extension Definition Linkbase Document
104		Cover page Interactive Data File (embedded within the Inline XBRL document)

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*   Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15(b) of this report.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLN ELECTRIC HOLDINGS, INC.

By: /s/ Gabriel Bruno

Gabriel Bruno
Executive Vice President, Chief Financial Officer and Treasurer
(principal financial and accounting officer)
February 26, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Steven B. Hedlund	/s/ Gabriel Bruno
Steven B. Hedlund, Chair, President and Chief Executive Officer (principal executive officer) February 26, 2025	Gabriel Bruno, Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer) February 26, 2025
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as Attorney-in-Fact for Brian D. Chambers, Director February 26, 2025	Gabriel Bruno as Attorney-in-Fact for Curtis E. Espeland, Director February 26, 2025
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as Attorney-in-Fact for Bonnie J. Fetch, Director February 26, 2025	Gabriel Bruno as Attorney-in-Fact for Patrick P. Goris, Director February 26, 2025
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as Attorney-in-Fact for Michael F. Hilton, Director February 26, 2025	Gabriel Bruno as Attorney-in-Fact for Marc A. Howze, Director February 26, 2025
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as Attorney-in-Fact for Kathryn Jo Lincoln, Director February 26, 2025	Gabriel Bruno as Attorney-in-Fact for Kellye L. Walker, Director February 26, 2025
/s/ Gabriel Bruno	/s/ Gabriel Bruno
Gabriel Bruno as Attorney-in-Fact for Phillip J. Mason, Director February 26, 2025	Gabriel Bruno as Attorney-in-Fact for Ben P. Patel, Director February 26, 2025
Gabriel Bruno as Attorney-in-Fact for N. Joy Falotico, Director February 26, 2025	

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lincoln Electric Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lincoln Electric Holdings, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Purchase price allocation related to the acquisition of Superior Controls, LLC ("RedViking")

Description of the Matter	As disclosed in Note 4 to the consolidated financial statements, on April 1, 2024, the Company acquired 100% ownership of RedViking. The purchase price, net of cash acquired, in connection with the acquisition was $108,844, of which a portion was allocated to goodwill. The Company accounted for the acquisition as a business combination. Auditing the Company's purchase price allocation was complex due to the significant estimation required to determine the fair value of three of the identifiable intangible assets, which were a significant input in determining the amount of the total purchase price allocated to goodwill. These fair value estimates were sensitive to certain significant assumptions, specifically the revenue growth rates and discount rates. Elements of these significant assumptions are forward-looking and could be affected by future market or economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the Company's purchase price allocation process. For example, we tested controls over management's review of the significant assumptions described above along with the completeness and accuracy of the data used in these fair value estimates. To test the estimated fair value of the relevant identifiable intangible assets, we performed audit procedures that included, among others, assessing the fair value methodologies, testing the significant assumptions described above, and testing the completeness and accuracy of the underlying data used by the Company in its analysis. As it pertains to the revenue growth rates, we compared the significant assumptions used by management to historical results of the acquired business, third party industry data and economic trends. We involved valuation specialists to assist with our evaluation of the methodology applied and the reasonableness of certain assumptions selected by management, including, the discount rates used to value the relevant identifiable intangible assets. Specifically, we evaluated the components of the discount rate assumptions used by performing an independent corroborative analysis with involvement of valuation specialists. We performed sensitivity analyses of significant assumptions to evaluate any hypothetical changes in the fair values of the relevant identifiable intangible assets that would result from changes in the significant assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since at least 1923, but we are unable to determine the specific year.

Cleveland, OH
February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lincoln Electric Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Lincoln Electric Holdings, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Lincoln Electric Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Superior Controls, LLC ("RedViking"), Inrotech A/S ("Inrotech") and Vanair Manufacturing, LLC ("Vanair"), which are included in the 2024 consolidated financial statements of the Company and constituted approximately 8% of total assets as of December 31, 2024 and 2.5% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of RedViking, Inrotech or Vanair.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 26, 2025

LINCOLN ELECTRIC HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net sales (Note 2)	$ 4,008,670	$ 4,191,636	$ 3,761,211
Cost of goods sold	2,535,758	2,726,191	2,480,451
Gross profit	1,472,912	1,465,445	1,280,760
Selling, general & administrative expenses	780,590	758,910	656,636
Rationalization and asset impairment net charges (Note 7)	55,860	(11,314)	11,788
Operating income	636,462	717,849	612,336
Interest expense, net	42,786	44,371	29,500
Other income (Note 12)	473	13,388	9,991
Income before income taxes	594,149	686,866	592,827
Income taxes (Note 13)	128,041	141,618	120,603
Net income	$ 466,108	$ 545,248	$ 472,224
Basic earnings per share (Note 3)	$ 8.23	$ 9.50	$ 8.14
Diluted earnings per share (Note 3)	$ 8.15	$ 9.37	$ 8.04
Cash dividends declared per share	$ 2.88	$ 2.63	$ 2.32

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 466,108	$ 545,248	$ 472,224
Other comprehensive (loss) income, net of tax:			
Unrealized gain on derivatives designated and qualifying as cash flow hedges	719	2,627	5,815
Defined benefit pension plan activity	948	(215)	11,450
Currency translation adjustment	(71,955)	43,139	(35,084)
Other comprehensive (loss) income:	(70,288)	45,551	(17,819)
Comprehensive income	$ 395,820	$ 590,799	$ 454,405

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

| | December 31, | |
	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 377,262	$ 393,787
Accounts receivable (less allowance for doubtful accounts of $12,674 in 2024; $11,464 in 2023)	481,979	538,830
Inventories (Note 16)	544,037	562,864
Other current assets	242,003	197,630
Total Current Assets	1,645,281	1,693,111
Property, plant and equipment (Note 1)	619,181	575,316
Intangibles, net (Note 5)	221,005	186,667
Goodwill (Note 5)	804,927	694,452
Deferred income taxes (Note 13)	77,611	45,176
Other assets	152,137	182,575
TOTAL ASSETS	**$ 3,520,142**	**$ 3,377,297**
LIABILITIES AND EQUITY		
Current Liabilities		
Amounts due banks (Note 9)	$ 10,520	$ 2,435
Trade accounts payable	296,590	325,435
Accrued employee compensation and benefits	104,374	112,373
Dividends payable	42,158	40,453
Other current liabilities	325,156	273,910
Current portion of long-term debt (Note 9)	100,004	4
Total Current Liabilities	878,802	754,610
Long-term debt, less current portion (Note 9)	1,150,551	1,102,771
Deferred income taxes (Note 13)	10,464	13,146
Other liabilities	152,892	197,918
Total Liabilities	2,192,709	2,068,445
Shareholders' Equity		
Preferred shares, without par value - at stated capital amount; authorized - 5,000,000 shares; issued and outstanding - none	—	—
Common shares, without par value - at stated capital amount; authorized - 240,000,000 shares; issued - 98,581,434 shares in 2024 and 2023; outstanding - 56,211,219 shares in 2024 and 56,975,815 shares in 2023	9,858	9,858
Additional paid-in capital	566,740	523,357
Retained earnings	3,993,016	3,688,038
Accumulated other comprehensive loss (Note 8)	(300,135)	(229,847)
Treasury shares, at cost - 42,370,215 shares in 2024 and 41,605,619 shares in 2023	(2,942,046)	(2,682,554)
Total Equity	1,327,433	1,308,852
TOTAL LIABILITIES AND TOTAL EQUITY	**$ 3,520,142**	**$ 3,377,297**

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except per share amounts)

	Common Shares Outstanding	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total
Balance at December 31, 2021	58,787	$ 9,858	$ 451,268	$ 2,970,303	$ (257,579)	$ (2,309,941)	$ 863,909
Net income				472,224			472,224
Defined benefit pension plan activity, net of tax					11,450		11,450
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax					5,815		5,815
Currency translation adjustment					(35,084)		(35,084)
Cash dividends declared – $2.32 per share				(134,931)			(134,931)
Stock-based compensation activity	211		29,194			2,458	31,652
Purchase of shares for treasury	(1,374)					(181,293)	(181,293)
Other			1,395	(1,096)			299
Balance at December 31, 2022	57,624	9,858	481,857	3,306,500	(275,398)	(2,488,776)	1,034,041
Net income				545,248			545,248
Defined benefit pension plan activity, net of tax					(215)		(215)
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax					2,627		2,627
Currency translation adjustment					43,139		43,139
Cash dividends declared – $2.63 per share				(151,513)			(151,513)
Stock-based compensation activity	451		43,609			4,987	48,596
Purchase of shares for treasury	(1,098)					(198,765)	(198,765)
Other			(2,109)	(12,197)			(14,306)
Balance at December 31, 2023	56,977	9,858	523,357	3,688,038	(229,847)	(2,682,554)	1,308,852
Net income				466,108			466,108
Defined benefit pension plan activity, net of tax					948		948
Unrealized gain on derivatives designated and qualifying as cash flow hedges, net of tax					719		719
Currency translation adjustment					(71,955)		(71,955)
Cash dividends declared – $2.88 per share				(163,875)			(163,875)
Stock-based compensation activity	463		47,197			4,259	51,456
Purchase of shares for treasury	(1,229)					(263,751)	(263,751)
Other			(3,814)	2,745			(1,069)
Balance at December 31, 2024	56,211	$ 9,858	$ 566,740	$ 3,993,016	$ (300,135)	$ (2,942,046)	$ 1,327,433

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 466,108	$ 545,248	$ 472,224
Adjustments to reconcile Net income to Net cash provided by operating activities:			
Rationalization and asset impairment net charges (Note 7)	20,887	4,779	8,100
Depreciation and amortization	88,238	86,670	78,059
Gain on sale of property	—	(36,187)	—
Deferred income taxes (Note 13)	(40,328)	(20,926)	(48,207)
Stock-based compensation	24,052	26,231	25,267
Pension settlement net charges	3,792	—	—
Other, net	(6,780)	(17,464)	11,982
Changes in operating assets and liabilities, net of effects from acquisitions:			
Decrease (increase) in accounts receivable	52,829	14,980	(65,010)
Decrease (increase) in inventories	25,355	122,094	(81,188)
(Increase) in other current assets	(41,558)	(35,608)	(18,297)
(Decrease) increase in trade accounts payable	(27,189)	(32,028)	16,852
Increase (decrease) in other current liabilities	32,703	10,056	(8,199)
Net change in other assets and liabilities	868	(303)	(8,197)
NET CASH PROVIDED BY OPERATING ACTIVITIES	598,977	667,542	383,386
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(116,603)	(90,987)	(71,883)
Acquisition of businesses, net of cash acquired (Note 4)	(252,746)	(32,685)	(436,298)
Proceeds from sale of property, plant and equipment	7,798	49,494	3,331
Other investing activities	320	(551)	159
NET CASH USED BY INVESTING ACTIVITIES	(361,231)	(74,729)	(504,691)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from (payments on) on short-term borrowings	8,449	(79,873)	34,351
Proceeds from long-term borrowings	550,000	—	405,444
Payments on long-term borrowings	(400,677)	(8,109)	—
Proceeds from exercise of stock options	27,404	22,365	6,385
Purchase of shares for treasury	(263,751)	(198,765)	(181,293)
Cash dividends paid to shareholders	(162,143)	(148,010)	(130,724)
Other financing activities	(3,922)	—	(438)
NET CASH (USED BY) PROVIDED BY FINANCING ACTIVITIES	(244,640)	(412,392)	133,725
Effect of exchange rate changes on Cash and cash equivalents	(9,631)	16,216	(8,228)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(16,525)	196,637	4,192
Cash and cash equivalents at beginning of period	393,787	197,150	192,958
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 377,262	$ 393,787	$ 197,150

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share amounts)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Lincoln Electric Holdings, Inc. and its wholly-owned and majority-owned subsidiaries for which it has a controlling interest (the "Company") after elimination of all inter-company accounts, transactions and profits.

Certain reclassifications have been made to the prior period amounts to conform to the current period presentation, none of which are material.

General Information

The Company is the world leader in the design, development and manufacture of arc welding products, automated joining, assembly and cutting systems, plasma and oxy-fuel cutting equipment. The Company also has a leading global position in brazing and soldering alloys.

The Company's products include arc welding, brazing and soldering filler metals (consumables), arc welding equipment, plasma and oxyfuel cutting systems, wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, and education solutions; as well as a comprehensive portfolio of automated solutions for joining, cutting, material handling, module assembly, and end of line testing.

In March 2022, in response to Russia's invasion of Ukraine, the Company announced it was ceasing operations in Russia and implementing plans to support its Russian employees. In May 2024, the Company disposed of its Russian entity and completed its exit from the Russian market. As a result, $22,566 of cumulative translation adjustment previously recognized within Other comprehensive income (loss) was recorded to Rationalization and asset impairment charges on the Consolidated Statements of Income in the year ended December 31, 2024.

Translation of Foreign Currencies

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the dates of the Consolidated Balance Sheets; revenue and expense accounts are translated at average monthly exchange rates. Translation adjustments are reflected as a component of Total equity. For subsidiaries operating in highly inflationary economies, both historical and current exchange rates are used in translating balance sheet accounts and translation adjustments are included in Net income. An economy is considered highly inflationary under generally accepted accounting principles in the United States ("GAAP") if the cumulative inflation rate for a three-year period meets or exceeds 100 percent. The Turkish economy exceeded the three-year cumulative inflation rate of 100 percent during the second quarter of 2022. As a result, the financial statements of the Company's Turkish operation are reported under highly inflationary accounting rules as of April 1, 2022. Under highly inflationary accounting, the financial statements of the Company's Turkish operation have been remeasured into the Company's reporting currency (U.S. dollar). Beginning April 1, 2022, the exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in current earnings, rather than "Accumulated other comprehensive loss" on the Consolidated Balance Sheet. For the years ended December 31, 2024, 2023 and 2022, this impact was not significant to the Company's results.

The translation of assets and liabilities originally denominated in foreign currencies into U.S. dollars is for consolidation purposes, and does not necessarily indicate that the Company could realize or settle the reported value of those assets and liabilities in U.S. dollars. Additionally, such a translation does not necessarily indicate that the Company could return or distribute the reported U.S. dollar value of the net equity of its foreign operations to shareholders.

Foreign currency transaction net (gains) losses are included in Selling, general & administrative expenses and were ($1,406), $1,744 and ($3,633) in 2024, 2023 and 2022, respectively.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or net realizable value. Fixed manufacturing overhead costs are allocated to inventory based on normal production capacity and abnormal manufacturing costs are recognized as period costs. Cost for a substantial portion of U.S. inventories is determined on a last-in, first-out ("LIFO") basis. At December 31, 2024 and 2023, approximately 35% and 37% of total inventories, respectively, were valued using the LIFO method. Cost of other inventories is determined by costing methods that approximate a first-in, first-out ("FIFO") basis. Refer to Note 16 for additional details.

Reserves are maintained for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon historical usage, future demand and market conditions. The reserve for excess and obsolete inventory was $31,072 and $31,881 at December 31, 2024 and 2023, respectively.

Long-lived Assets

Property, Plant and Equipment

Property, plant and equipment are stated at cost and include improvements which significantly increase capacities or extend the useful lives of existing plant and equipment. Depreciation and amortization are computed using a straight-line method over useful lives ranging from 3 years to 20 years for machinery, tools and equipment, and up to 40 years for buildings. Net gains or losses related to asset dispositions are recognized in earnings in the period in which dispositions occur.

Routine maintenance, repairs and replacements are expensed as incurred. The Company capitalizes interest costs associated with long-term construction in progress.

Property, plant and equipment, net in the Consolidated Balance Sheet is comprised of the following components:

| | December 31, | |
	2024	2023
Land	$ 64,016	$ 67,949
Buildings	445,319	445,041
Machinery and equipment	975,480	939,316
	1,484,815	1,452,306
Less accumulated depreciation	865,634	876,990
Total	$ 619,181	$ 575,316

Leases

The Company determines if an agreement is a lease at inception. The Company records a right-of-use asset on its Consolidated Balance Sheets to represent its right to use an underlying asset for the lease term. The Company records a lease liability on its Consolidated Balance Sheets to represent its obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available at commencement date to present value the lease payments.

The Company has operating leases for sales offices, manufacturing facilities, warehouses and distribution centers, transportation equipment, office equipment and information technology equipment. Some of these leases are noncancelable. Variable or short-term lease costs contained within the Company's operating leases are not material. Most leases include one or more options to renew, which can extend the lease term from 1 to 11 years or more. The exercise of lease renewal options is at the Company's sole discretion. Certain leases also include options to purchase the leased property. Leases with an initial term of 12 months or less are not recorded on the Company's Consolidated Balance Sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Impairments

The Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets, including right-of-use assets and finite-lived intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, a loss is recognized to the extent that carrying value exceeds fair value. Fair value is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. Refer to Notes 5, 7 and 17 for additional details.

Goodwill and Intangibles

Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Intangible assets other than goodwill are recorded at fair value at the time acquired or at cost, if applicable. Intangible assets that do not have indefinite lives are amortized in line with the pattern in which the economic benefits of the intangible asset are consumed. If the pattern of economic benefit cannot be reliably determined, the intangible assets are amortized on a straight-line basis over the shorter of the legal or estimated life. These types of assets are assessed for impairment in a manner consistent with long-lived assets described above. Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment in the fourth quarter using the same date each year or more frequently if changes in circumstances or the occurrence of events indicate potential impairment.

In performing the annual impairment test, the fair value of each indefinite-lived intangible asset is compared to its carrying value and an impairment charge is recorded if the carrying value exceeds the fair value. For goodwill, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, and whether it is necessary to perform the quantitative goodwill impairment test. The quantitative test is only required if the Company concludes that it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. The Company may also perform a quantitative test in instances where the more-likely-than-not threshold has not been met, including when general macroeconomic conditions or changes to the reporting unit warrant a refresh of the baseline used in a qualitative test. For quantitative testing, the Company compares the fair value of each reporting unit with its carrying amount. If the carrying amount exceeds the fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

Fair values are determined using established business valuation techniques and models developed by the Company, estimates of market participant assumptions of future cash flows, future growth rates and discount rates to value estimated cash flows. Changes in economic and operating conditions, actual growth below the assumed market participant assumptions or an increase in the discount rate could result in an impairment charge in a future period. Refer to Note 5 for additional details.

Fair Value Measurements

Financial assets and liabilities, such as the Company's defined benefit pension plan assets and derivative contracts, are valued at fair value using the market and income valuation approaches. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The following hierarchy is used to classify the inputs that measure fair value:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2	Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Refer to Notes 11 and 15 for additional details.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract are satisfied and control is transferred to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for goods or services. Substantially all of the Company's sales arrangements are short-term in nature involving a single performance obligation. The Company recognizes revenue when the performance obligation is satisfied and control of the product is transferred to the customer generally based upon shipping terms. In addition, certain customized automation performance obligations are accounted for over time. Under this method, revenue recognition is primarily based upon the ratio of costs incurred to date compared with estimated total costs to complete. The cumulative impact of revisions to total estimated costs is reflected in the period of the change, including anticipated losses. Approximately 10% of the Company's Net sales are recognized over time.

The Company recognizes any discounts, credits, returns, rebates and incentive programs based on reasonable estimates as a reduction of sales to arrive at Net sales at the same time the related revenue is recorded. Taxes collected by the Company, including sales tax and value added tax, are excluded from Net sales. The Company recognizes freight billed as a component of Net sales and shipping costs as a component of Cost of goods sold when control transfers to the customer. Sales commissions are expensed when incurred because the amortization period is generally one year or less. These costs are recorded within Selling, general and administrative expenses in the Company's Consolidated Statements of Income.

The Company's payment terms vary by the type and location of the customer and the products or services offered. The Company does not offer any payment terms that would meet the requirements for consideration as a financing component under Accounting Standards Codification Topic 606.

Refer to Note 2 for additional details.

Distribution Costs

Distribution costs, including warehousing and freight related to product shipments, are included in Cost of goods sold.

Stock-Based Compensation

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares or restricted stock units ultimately forfeited because the recipients fail to meet vesting requirements.

Common stock issuable upon the exercise of employee stock options is excluded from the calculation of diluted earnings per share when the calculation of option equivalent shares is anti-dilutive. Refer to Note 10 to the consolidated financial statements for additional details.

Financial Instruments

The Company uses derivative instruments to manage exposures to interest rates, commodity prices and currency exchange rate fluctuations on certain purchase and sales transactions, balance sheet and net investment exposures. Derivative contracts to hedge currency and commodity exposures are generally written on a short-term basis, but may cover exposures for up to 3 years while interest rate contracts may cover longer periods consistent with the terms of the underlying debt. The Company does not enter into derivatives for trading or speculative purposes.

All derivatives are recognized at fair value on the Company's Consolidated Balance Sheets. The accounting for gains and losses resulting from changes in fair value depends on the use of the derivative and whether it is designated and qualifies for hedge accounting. The Company formally documents the relationship of the hedge with the hedged item as well as the risk-management strategy for all designated hedges. Both at inception and on an ongoing basis, the hedging instrument is assessed as to its effectiveness, when applicable. If and when a derivative is determined not to be highly effective as a hedge, the underlying hedged transaction is no longer likely to occur, or the derivative is terminated, hedge accounting is discontinued. The cash flows from settled derivative contracts are recognized in Net cash provided by operating activities in the Company's Consolidated Statements of Cash Flows.

The Company is subject to the credit risk of the counterparties to derivative instruments. Counterparties include a number of major banks and financial institutions. The Company manages individual counterparty exposure by monitoring the credit rating of the counterparty and the size of financial commitments and exposures between the Company and the counterparty.

Cash flow hedges

Certain foreign currency forward contracts and commodity contracts are qualified and designated as cash flow hedges. The effective portion of the fair value unrealized gain or loss on cash flow hedges are reported as a component of Accumulated other comprehensive income ("AOCI") with offsetting amounts recorded as Other current assets, Other assets, Other current liabilities or Other liabilities depending on the position and the duration of the contract. At settlement, the realized gain or loss is recorded in Cost of goods sold or Net sales for hedges of purchases and sales, respectively, in the same period or periods during which the hedged transaction affects earnings. The ineffective portion on cash flow hedges is recognized in current earnings.

Net investment hedges

For derivative instruments that qualify as a net investment hedge, the effective portion of the fair value gains or losses are recognized in AOCI with offsetting amounts recorded as Other current assets, Other assets, Other current liabilities or Other liabilities depending on the position and the duration of the contract. The gains or losses are subsequently reclassified to Selling, general and administrative expenses, as the underlying hedged investment is liquidated.

Derivatives not designated as hedging instruments

The Company has certain foreign exchange forward contracts which are not designated as hedges. These derivatives are held as hedges of certain balance sheet exposures. The gains or losses on these contracts are recognized in Selling, general and administrative expenses, offsetting the losses or gains on the exposures being hedged.

Refer to Note 14 to the consolidated financial statements for additional details.

Research and Development

Research and development costs are charged to Selling, general and administrative expenses as incurred and totaled $81,821, $71,235 and $63,207 in 2024, 2023 and 2022, respectively.

Bonus

The Company's discretionary employee bonus programs, which for certain U.S.-based employees are net of medical costs, are included in Selling, general and administrative expenses. Bonus costs were $166,554, $192,498 and $159,281 in 2024, 2023 and 2022, respectively.

Income Taxes

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the GAAP and income tax basis of assets and liabilities and operating loss and tax credit carry-forwards. In assessing the realizability of deferred tax assets, the Company assesses whether it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized.

The Company maintains liabilities for unrecognized tax benefits related to uncertain income tax positions in various jurisdictions. The Company uses judgment in determining whether the technical merits of tax positions are more-likely-than-not to be sustained. Judgment is also used in measuring the related amount of tax benefit that qualifies for recognition, including the interpretation of applicable tax law, regulations and tax rulings.

The Company elects to treat any Global Intangible Low Taxed Income inclusion as a period expense in the year incurred.

Refer to Note 13 for additional details.

Acquisitions

The acquisition of a business is accounted for as a business combination, which requires the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The process of estimating the fair values of certain tangible assets, identifiable intangible assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. The Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Market participants are considered to be buyers and sellers unrelated to the Company in the principal or most advantageous market for the asset or liability.

Fair value estimates are based on a series of judgments about future events and uncertainties and rely on estimates and assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Management values acquired intangible assets using the relief from royalty method or excess earnings method, forms of the income approach supported by observable market data for peer companies. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, customer attrition rates, and royalty rates). Acquired inventories are marked to fair value. For certain items, the pre-acquisition carrying value is determined to be a reasonable approximation of fair value based on information available to the Company. Refer to Note 4 for additional details.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

New Accounting Pronouncements

The following section provides a description of new Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB") that are applicable to the Company.

The following ASUs were adopted as of January 1, 2024 and did not have a significant financial impact on the Company's consolidated financial statements unless otherwise described within the table below:

Standard	Description
ASU No. 2023-07, *Segment Reporting (Topic 280)*, issued November 2023.	Requires enhanced disclosures about significant segment expenses, including significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), the title and position of the CODM, an amount for other segment items by reportable segment, and disclosures about segment profit or loss and assets on an annual and interim basis. The amendments are effective for annual periods beginning January 1, 2024, and interim periods beginning January 1, 2025. Refer to Note 6 for the impacts on the Company's consolidated financial statements.
ASU No. 2023-01, *Leases-Common Control Arrangements (Topic 842)*, issued March 2023	Requires a lessee in a common-control arrangement to amortize leasehold improvements that it owns over the improvements' useful life, regardless of the lease term. The requirements of the ASU are effective January 1, 2024.
ASU No. 2022-04, *Liabilities-Supplier Finance Programs (Subtopic 405-50)*, issued September 2022.	Requires disclosure about a company's supplier finance programs, including a period-over-period balance roll forward. This requirement of the ASU is effective January 1, 2024 and should be applied prospectively. Refer to Note 19.

The Company is currently evaluating the impact on its financial statements of the following ASUs:

Standard	Description
ASU No. 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures*, issued November 2024	Requires enhanced disclosures of specified information about certain costs and expenses. The amendments are effective for annual periods beginning January 1, 2027, and interim periods beginning January 1, 2028. Early adoption is prohibited.
ASU No. 2023-06, *Disclosure Improvements*, issued October 2023	Requires amending certain disclosure and presentation requirements for a variety of topics within the ASC. The effective date for each amended topic in the ASC is either the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or S-K becomes effective, or June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited.
ASU No. 2023-09, *Income Taxes (Topic 740)*, issued December 2023.	Requires disclosure of specific categories in rate reconciliation and additional information for reconciling items that meet a quantitative threshold, additional information about income taxes paid, and disclosure of disaggregated income tax information. The amendments are effective January 1, 2025 and early adoption is permitted.

NOTE 2 — REVENUE RECOGNITION

The following table presents the Company's Net sales disaggregated by product line:

	Year Ended December 31,					
		2024		2023		2022
Consumables	$	2,088,721	$	2,212,314	$	2,183,019
Equipment		1,919,949		1,979,322		1,578,192
Net sales	$	4,008,670	$	4,191,636	$	3,761,211

Consumable sales consist of welding, brazing and soldering filler metals. Equipment sales consist of arc welding equipment, welding accessories, wire feeding systems, fume control equipment, plasma and oxy-fuel cutting systems, specialty gas regulators, and education solutions; as well as a comprehensive portfolio of automated solutions for joining, cutting, material handling, module assembly, and end of line testing. Consumable and Equipment products are sold within each of the Company's operating segments.

Within the Equipment product line, there are certain customer contracts related to automation products that may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines the standalone selling price based on the prices charged to customers or using expected cost plus margin. Approximately 10% of the Company's Net sales are recognized over time.

At December 31, 2024, the Company recorded $63,473 related to advance customer payments and $57,960 related to billings in excess of revenue recognized. These contract liabilities are included in Other current liabilities in the Consolidated Balance Sheets. At December 31, 2023, the balances related to advance customer payments and billings in excess of revenue recognized were $40,063 and $52,422, respectively. Substantially all of the Company's contract liabilities are recognized within twelve months based on contract duration. The Company records an asset for contracts where it has recognized revenue, but has not yet invoiced the customer for goods or services. At December 31, 2024 and 2023, $81,781 and $41,816, respectively, related to these contract assets which are included in Other current assets in the Consolidated Balance Sheets. Contract asset amounts are expected to be billed within the next twelve months.

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,					
	2024		**2023**		**2022**	
Numerator:						
Net income	$	466,108	$	545,248	$	472,224
Denominator (shares in 000's):						
Basic weighted average shares outstanding		56,639		57,364		58,030
Effect of dilutive securities - Stock options and awards		555		857		719
Diluted weighted average shares outstanding		57,194		58,221		58,749
Basic earnings per share	$	8.23	$	9.50	$	8.14
Diluted earnings per share	$	8.15	$	9.37	$	8.04

For the years ended December 31, 2024, 2023 and 2022, common shares subject to equity-based awards of 20,495, 69,901 and 127,358, respectively, were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

NOTE 4 – ACQUISITIONS

The acquired companies are accounted for as business combinations and are included in the consolidated financial statements as of the date of acquisition. The acquired companies discussed below are not material individually, or in the aggregate, to the actual or pro forma Consolidated Statements of Income or Consolidated Statements of Cash Flows; as such, pro forma information related to these acquisitions has not been presented.

On July 30, 2024, the Company acquired 100% ownership of Vanair Manufacturing, LLC ("Vanair"), a privately held, Michigan City, Indiana-based, manufacturer for a total purchase price of $109,993, net of cash acquired and certain debt-like items. In 2023, Vanair generated sales of approximately $100,000 (unaudited). Vanair offers a comprehensive portfolio of mobile power solutions, including vehicle-mounted compressors, generators, welders, hydraulics, chargers/boosters, and electrified power equipment.

On June 3, 2024, the Company acquired 100% ownership of Inrotech A/S ("Inrotech"), a privately held automation system integration and technology firm headquartered in Odense, Denmark. The purchase price was $42,352, net of cash acquired. Inrotech specializes in automated welding systems that are differentiated by proprietary adaptive intelligence software and computer vision which guides and optimizes the welding process without the need for programming or the use of computer aided design files. The state-of-the-art vision-based technology is used in the shipbuilding, energy, and heavy industry sectors, where welding accessibility can be challenging for traditional automated systems, but precision and quality are mission critical.

On April 1, 2024, the Company acquired 100% ownership of Superior Controls, LLC ("RedViking"), a privately held automation system integrator based in Plymouth, Michigan. The purchase price was $108,844, net of cash acquired. In 2023, RedViking generated sales of approximately $70,000 (unaudited). RedViking specializes in the development and integration of state-of-the-art autonomous guided vehicles and mobile robots, custom assembly and dynamic test systems, and proprietary manufacturing execution system software. The acquisition broadened the Company's portfolio of automation solutions and extends the Company's ability to serve customers in the growing aerospace and defense industries.

On May 3, 2023, the Company acquired 100% ownership of Powermig Automação e Soldagem Ltda. ("Powermig"), a privately held automation engineering firm headquartered in Caxias do Sul, Rio Grande do Sul, in Brazil. The purchase price was $29,572, net of cash acquired. Powermig specializes in designing and engineering industrial welding automation solutions for the heavy industry and transportation sectors. The acquisition broadened the Company's automation portfolio and capabilities.

On December 1, 2022, the Company acquired 100% ownership of Fori Automation, LLC ("Fori") for an agreed upon purchase price of $427,000, which was adjusted for certain debt like obligations, for total purchase price consideration of $468,683 or $416,353, net of cash acquired. Fori is a leading designer and manufacturer of complex, multi-armed automated welding systems, with an extensive range of automated assembly systems, automated material handling solutions, automated large-scale, industrial guidance vehicles, and end of line testing systems. The acquisition of Fori extended the Company's market presence within the automotive sector as well as its automation footprint in the International Welding segment.

The acquisition of Fori was accounted for as a business combination, which required the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The process of estimating the fair values of certain tangible assets, identifiable intangible assets and assumed liabilities required the use of judgment in determining the appropriate assumptions and estimates. The table below summarizes the final fair values of the assets acquired and liabilities assumed on the acquisition date.

Assets Acquired and Liabilities Assumed	Purchase Price Allocation
Cash and cash equivalents	$ 52,330
Accounts receivable	64,439
Inventory	67,763
Property, plant and equipment [1]	36,863
Intangible assets [2]	69,350
Accounts payable	17,996
Net other assets and liabilities [3]	195,934
Total purchase price consideration	$ 468,683

(1) Property, plant and equipment acquired includes a number of manufacturing and distribution sites, including the related facilities, land and leased sites, and machinery and equipment for use in manufacturing operations.

(2) Intangible asset balances of $22,000 and $18,200, respectively, were assigned to trade names and customer relationships (15 year weighted average useful life). Of the remaining amount, $24,900 was assigned to technology know-how (10 year weighted average useful life) and $4,250 was assigned to restrictive covenants (4 year weighted average life).

(3) Consists primarily of goodwill of $244,325.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the anticipated synergies of acquiring Fori. A portion of the goodwill is deductible for tax purposes.

On March 1, 2022, the Company acquired 100% ownership of Kestra Universal Soldas, Industria e Comercio, Imporacao e Exportacao Ltda. ("Kestra"), a privately held manufacturer headquartered in Atibaia, Sao Paulo State, Brazil. The purchase price was $22,294, net of cash acquired. Kestra manufactures and provides specialty welding consumables, wear plates and maintenance and repair services for alloy and wear-resistant products commonly used in mining, steel, agricultural and industrial mill applications. The acquisition broadened the Company's specialty alloys portfolio and services.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized acquisition costs of $7,042, $0 and $6,003, respectively, which are included in Selling, general and administrative expenses on the Consolidated Statements of Income and are expensed as incurred.

NOTE 5 – GOODWILL AND INTANGIBLES

The changes in the carrying amount of goodwill by reportable segments for the years ended December 31, 2024 and 2023 were as follows:

	Americas Welding	International Welding	The Harris Products Group	Consolidated
Balance as of December 31, 2022	$ 492,187	$ 129,919	$ 43,151	$ 665,257
Additions and adjustments [1]	(2,899)	23,111	—	20,212
Foreign currency translation	8,312	449	222	8,983
Balance as of December 31, 2023	497,600	153,479	43,373	694,452
Additions and adjustments [2]	101,657	33,427	—	135,084
Foreign currency translation	(13,443)	(10,644)	(522)	(24,609)
Balance as of December 31, 2024	$ 585,814	$ 176,262	$ 42,851	$ 804,927

(1) Adjustments to Americas Welding reflect goodwill recognized in the acquisition of Powermig offset by Fori purchase accounting adjustments in 2023. Additions to International Welding reflect Fori purchase accounting adjustments in 2023.

(2) Additions to Americas Welding reflect goodwill recognized in the acquisitions of Vanair and RedViking. Additions to International Welding reflect goodwill recognized in the acquisition of Inrotech.

Gross carrying values and accumulated amortization of intangible assets other than goodwill by asset class were as follows:

	December 31, 2024		December 31, 2023	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangible assets not subject to amortization				
Trademarks and trade names	$ 16,208		$ 16,038	
Intangible assets subject to amortization				
Trademarks and trade names	$ 106,512	$ 55,078	$ 93,065	$ 52,510
Customer relationships	192,196	106,719	171,338	102,643
Technology and know-how	82,019	29,478	68,365	24,602
Patents	23,901	16,008	25,150	15,879
Other	42,315	34,863	43,451	35,106
Total intangible assets subject to amortization	$ 446,943	$ 242,146	$ 401,369	$ 230,740

During 2024, the Company acquired intangible assets either individually or as part of a group of assets, with an initial purchase price allocation and weighted-average useful-life as follows:

	Year Ended December 31, 2024	
	Purchase Price Allocation	Weighted Average Life
Acquired intangible assets subject to amortization		
Trademarks and trade names	$ 17,977	15
Customer relationships	32,203	14
Technology and know-how	17,222	10
Other	2,075	5
Total acquired intangible assets subject to amortization	$ 69,477	

Aggregate amortization expense was $27,075, $25,983 and $21,908 for 2024, 2023 and 2022, respectively. During 2023, the Company determined that for certain intangible assets, the carrying value of the assets exceeded the fair value resulting in an impairment. The Company recognized non-cash impairment charges of $1,564 in 2023 which is recorded in Rationalization and asset impairment charges in the Company's Consolidated Statements of Income. At December 31, 2024, the Company's estimated annual amortization expense for intangible assets for each of the next five years is $27,172 in 2025, $25,821 in 2026, $24,936 in 2027, $24,142 in 2028 and $20,570 in 2029.

NOTE 6 – SEGMENT INFORMATION

The Company's primary business is the design, development and manufacture of arc welding products, automated joining, assembly and cutting systems, plasma and oxy-fuel cutting equipment. The Company also has a leading global position in brazing and soldering alloys.

The Company's products include arc welding, brazing and soldering filler metals (consumables), arc welding equipment, plasma and oxyfuel cutting systems, wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, and education solutions; as well as a comprehensive portfolio of automated solutions for joining, cutting, material handling, module assembly, and end of line testing.

The Company has aligned its organizational and leadership structure into three operating segments to support growth strategies and enhance the utilization of the Company's worldwide resources and global sourcing initiatives. The operating segments consist of Americas Welding, International Welding and The Harris Products Group. The Americas Welding segment includes welding operations in North and South America. The International Welding segment includes welding operations in Europe, Africa, Asia and Australia. The Harris Products Group includes the Company's global cutting, soldering and brazing businesses, specialty gas equipment, as well as its retail business in the United States.

Segment performance is measured and resources are allocated based on a number of factors, the primary measure being the adjusted earnings before interest and income taxes ("Adjusted EBIT") profit measure. EBIT is defined as Operating income plus Other income. Segment EBIT is adjusted for special items as determined by management such as the impact of rationalization activities, certain asset impairment charges and gains or losses on disposals of assets.

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM uses segment Adjusted EBIT to allocate resources for each segment predominantly in establishing the Company's long-term strategy and in developing the annual budget. The CODM considers actual performance using Adjusted EBIT when making decisions about allocating capital and resources to the segments.

The accounting principles applied at the operating segment level are generally the same as those applied at the consolidated financial statement level with the exception of LIFO. Segment assets include inventories measured on a FIFO basis while consolidated inventories include inventories reported on a LIFO basis. Segment and consolidated income before interest and income taxes include the effect of inventories reported on a LIFO basis. At December 31, 2024, 2023 and 2022 approximately 35%, 37% and 38%, respectively, of total inventories were valued using the LIFO method. LIFO is used for a substantial portion of U.S. inventories included in Americas Welding. Inter-segment sales are recorded at agreed upon prices that approximate arm's length prices and are eliminated in consolidation. Corporate-level expenses are allocated to the operating segments.

Financial information for the reportable segments follows:

	Americas Welding [1]	International Welding [2]	The Harris Products Group [3]	Corporate / Eliminations [4]	Consolidated
For the Year Ended December 31, 2024					
Net sales	$ 2,564,847	$ 933,722	$ 510,101	$ —	$ 4,008,670
Inter-segment sales	135,758	35,861	12,321	(183,940)	—
Total sales	2,700,605	969,583	522,422	(183,940)	4,008,670
Cost of goods sold	1,638,568	700,428	378,292	(181,530)	2,535,758
Gross profit	1,062,037	269,155	144,130	(2,410)	1,472,912
Other segment expenses [5]	559,670	200,785	59,757	15,765	835,977
EBIT	502,367	68,370	84,373	(18,175)	636,935
Special items charge	27,821	37,747	3,955	7,147	76,670
Adjusted EBIT	$ 530,188	$ 106,117	$ 88,328	$ (11,028)	$ 713,605
Special items charge					(76,670)
Interest income					10,130
Interest expense					(52,916)
Income before income taxes					$ 594,149
Total assets	$ 2,416,411	$ 1,050,327	$ 346,645	$ (293,241)	$ 3,520,142
Capital expenditures	94,528	17,814	4,144	117	116,603
Depreciation and amortization	57,016	21,735	10,091	(604)	88,238
For the Year Ended December 31, 2023					
Net sales	$ 2,655,546	$ 1,040,006	$ 496,084	$ —	$ 4,191,636
Inter-segment sales	127,536	31,498	10,641	(169,675)	—
Total	2,783,082	1,071,504	506,725	(169,675)	4,191,636
Cost of goods sold	1,739,850	776,982	377,748	(168,389)	2,726,191
Gross profit	1,043,232	294,522	128,977	(1,286)	1,465,445
Other segment expenses [5]	514,821	148,304	54,833	16,250	734,208
EBIT	528,411	146,218	74,144	(17,536)	731,237
Special items charge (gain)	9,858	(9,721)	—	—	137
Adjusted EBIT	$ 538,269	$ 136,497	$ 74,144	$ (17,536)	$ 731,374
Special items charge					(137)
Interest income					6,762
Interest expense					(51,133)
Income before income taxes					$ 686,866
Total assets	$ 2,365,737	$ 1,046,369	$ 340,463	$ (375,272)	$ 3,377,297
Capital expenditures	61,752	20,568	8,550	117	90,987
Depreciation and amortization	55,821	22,023	9,611	(785)	86,670
For the Year Ended December 31, 2022					
Net sales	$ 2,288,934	$ 954,281	$ 517,996	$ —	$ 3,761,211
Inter-segment sales	122,019	31,503	11,040	(164,562)	—
Total	2,410,953	985,784	529,036	(164,562)	3,761,211
Cost of goods sold	1,514,203	719,051	410,861	(163,664)	2,480,451
Gross profit	896,750	266,733	118,175	(898)	1,280,760
Other segment expenses [5]	430,871	158,257	54,167	15,138	658,433
EBIT	465,879	108,476	64,008	(16,036)	622,327
Special items (gain) charge	(3,060)	11,681	—	6,003	14,624
Adjusted EBIT	$ 462,819	$ 120,157	$ 64,008	$ (10,033)	$ 636,951
Special items charge					(14,624)
Interest income					1,607
Interest expense					(31,107)
Income before income taxes					$ 592,827
Total assets	$ 2,122,729	$ 994,905	$ 361,989	$ (299,077)	$ 3,180,546
Capital expenditures	43,003	17,955	10,925	—	71,883
Depreciation and amortization	47,291	20,949	9,819	—	78,059

(1) 2024 special items reflect Rationalization and asset impairment net charges of $18,840, an amortization of step up in value of acquired inventories of $4,776 and a pension settlement net charge of $4,205.

2023 special items reflect Rationalization and asset impairment net charges of $468 and amortization of step up in value of acquired inventories of $9,390.

2022 special items reflect Rationalization and asset impairment net gains of $431, final settlement gains related to the termination of a pension plan of $3,735 and amortization of step up in value of acquired inventories of $1,106.

(2) 2024 special items reflect Rationalization and asset impairment net charges of $32,960 including the impact of the Company's disposition of its Russian entity, a loss on asset disposal of $4,950, an amortization of step up in value of acquired inventories of $250 and a pension settlement gain of $413.

2023 special items reflect Rationalization and asset impairment net gains of $11,782, amortization of step up in value of acquired inventories of $2,862, gain on asset disposal of $1,646, and pension settlement charges of $845.

2022 special items reflect Rationalization and asset impairment charges of $11,681.

(3) 2024 special items reflect Rationalization and asset impairment net charges of $3,955.

(4) 2024 special items reflect transaction costs of $7,042 related to acquisitions as discussed in Note 4 to the consolidated financial statements.

2022 special items reflect transaction costs of $6,003 related acquisitions as discussed in Note 4 to the consolidated financial statements.

(5) Other segment expenses primarily include:

a.   Selling, general and administrative expenses – including bonus and research and development expenses.

b.   Rationalization and asset impairment net charges – refer to Note 7 for further discussion.

Export sales (excluding inter-company sales) from the United States were $244,334 in 2024, $238,704 in 2023 and $173,033 in 2022. No individual customer comprised more than 10% of the Company's total revenues in 2024, 2023 and 2022.

The geographic split of the Company's Net sales, based on the location of the customer, and property, plant and equipment were as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Net sales:			
United States	$ 2,355,262	$ 2,398,560	$ 2,128,457
Foreign countries	1,653,408	1,793,076	1,632,754
Total	$ 4,008,670	$ 4,191,636	$ 3,761,211

| | December 31, | | |
	2024	2023	2022
Property, plant and equipment, net:			
United States	$ 344,533	$ 293,172	$ 267,654
Foreign countries	274,648	282,144	277,217
Total	$ 619,181	$ 575,316	$ 544,871

NOTE 7 – RATIONALIZATION AND ASSET IMPAIRMENTS

During 2024, the Company initiated rationalization plans within International Welding, Americas Welding and The Harris Products Group. During 2023, the Company also initiated rationalization plans within International Welding. The plans in both years impacted headcount and included the consolidation of manufacturing facilities to better align with the cost structure, economic conditions and operating needs. As a result of these plans, in 2024 the Company recorded Rationalization and asset impairment net charges of $32,960 in International Welding, of which $22,566 is associated with the disposal of the Company's Russian entity. The Company also incurred Rationalization and asset impairment net charges of $18,840 and $3,955 in Americas Welding and The Harris Products Group, respectively, in 2024. In 2023, the Company recorded a Rationalization and asset impairment net gain of $11,782 in International Welding and a net charge $468 in Americas Welding. In 2022, the Company recorded Rationalization and asset impairment net charge of $11,788 primarily related to International Welding.

At December 31, 2024 and 2023, liabilities of $14,146 and $15,086, respectively, were recognized in Other current liabilities in the Company's Consolidated Balance Sheet. The Company does not anticipate significant additional charges related to the completion of these plans.

The Company believes the rationalization actions will positively impact future results of operations and will not have a material effect on liquidity and sources and uses of capital. The Company continues to evaluate its cost structure and additional rationalization actions may result in charges in future periods.

The following table summarizes the activity related to the rationalization liabilities:

	Americas Welding	International Welding	The Harris Products Group	Consolidated
Balance at December 31, 2022	$ —	$ 2,207	$ —	$ 2,207
Payments and other adjustments	(468)	(6,747)	—	(7,215)
Charged to expense	468	19,626	—	20,094
Balance at December 31, 2023	$ —	$ 15,086	$ —	$ 15,086
Payments and other adjustments	(11,957)	(21,893)	(2,063)	(35,913)
Charged to expense	17,585	14,369	3,019	34,973
Balance at December 31, 2024	$ 5,628	$ 7,562	$ 956	$ 14,146

NOTE 8 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) ("AOCI")

The following tables set forth the total changes in AOCI by component, net of taxes:

	Unrealized gain (loss) on derivatives designated and qualifying as cash flow hedges	Defined benefit pension plan activity	Currency translation adjustment	Total
Balance at December 31, 2022	$ 13,909	$ (1,781)	$ (287,526)	$ (275,398)
Other comprehensive income (loss) before reclassification	7,049	(5,135)	43,139	45,053
Amounts reclassified from AOCI	(4,422)	4,920	—	498
Net current-period other comprehensive income (loss)	2,627	(215)	43,139	45,551
Balance at December 31, 2023	$ 16,536	$ (1,996)	$ (244,387)	$ (229,847)
Other comprehensive income (loss) before reclassification	1,831	(1,591)	(71,955)	(71,715)
Amounts reclassified from AOCI	(1,112)	2,539	—	1,427
Net current-period other comprehensive income (loss)	719	948	(71,955)	(70,288)
Balance at December 31, 2024	$ 17,255	$ (1,048)	$ (316,342)	$ (300,135)

NOTE 9 – DEBT

At December 31, 2024 and 2023, debt consisted of the following:

			December 31,	
Long-term debt	Interest Rate		2024	2023
Senior Unsecured Notes				
2015 Notes - Series A due August 20, 2025	3.15	%	$ 100,000	$ 100,000
2015 Notes - Series B due August 20, 2030	3.35	%	100,000	100,000
2015 Notes - Series C due April 1, 2035	3.61	%	50,000	50,000
2015 Notes - Series D due April 1, 2045	4.02	%	100,000	100,000
2016 Notes - Series A due October 20, 2028	2.75	%	100,000	100,000
2016 Notes - Series B due October 20, 2033	3.03	%	100,000	100,000
2016 Notes - Series C due October 20, 2037	3.27	%	100,000	100,000
2016 Notes - Series D due October 20, 2041	3.52	%	50,000	50,000
2024 Notes - Series A due August 22, 2029	5.55	%	75,000	—
2024 Notes - Series B due August 22, 2031	5.62	%	75,000	—
2024 Notes - Series C due June 20, 2034	5.74	%	400,000	—
Term Loan due through 2025	Variable[1]		—	400,000
Other borrowings due through 2030	Variable[2]		10	9
			1,250,010	1,100,009
Plus interest rate swap adjustment			3,355	4,036
Less current portion			100,004	4
Less debt issuance costs			2,810	1,270
Long-term debt, less current portion			1,150,551	1,102,771
Short-term debt				
Amounts due banks	Variable[3]		10,520	2,435
Current portion long-term debt			100,004	4
Total short-term debt			110,524	2,439
Total debt			$ 1,261,075	$ 1,105,210

(1) Interest is calculated at the secured overnight finance rate ("SOFR") plus a 0.85% margin.
(2) Interest rate was 7.97% for both years ended December 31, 2024 and 2023.

(3) Weighted average interest of Other borrowings related to liquidity needs in a hyperinflationary country was 47.8% in 2024 and 47.7% in 2023.

At December 31, 2024 and 2023, the fair value of long-term debt, including the current portion, was approximately $1,184,313 and $1,013,795, respectively. The approximate fair value of the Company's long-term debt, including current maturities, was based on a valuation model using Level 2 observable inputs using available market information and methodologies requiring judgment. The carrying value of this debt at such dates was $1,250,555 and $1,102,771, respectively. Since judgment is required in interpreting market information, the fair value of the debt is not necessarily the amount which could be realized in a current market exchange.

Senior Unsecured Notes

On June 20, 2024, the Company entered into a Note Purchase Agreement (the "NPA") pursuant to which it agreed to issue new senior unsecured notes ("2024 Notes") in an aggregate principal amount of $550,000, at par. Pursuant to the NPA, the Company issued one series of the 2024 Notes in the aggregate principal amount of $400,000 on June 20, 2024, and two series of the 2024 Notes each in the aggregate principal amount of $75,000 on August 22, 2024.

On April 1, 2015 and October 20, 2016, the Company entered into separate Note Purchase Agreements pursuant to which it issued senior unsecured notes (the "Notes") through a private placement. The 2015 and 2016 Notes each have an aggregate principal amount of $350,000.

The Company's total weighted average effective interest rate and remaining weighted average tenure of the senior unsecured notes is 4.1%, including the impact from terminated swap agreements as discussed in Note 14, and 8.9 years, respectively. Interest on the senior unsecured notes is paid semi-annually. The senior unsecured notes contain certain affirmative and negative covenants. As of December 31, 2024, the Company was in compliance with all of its debt covenants relating to the senior unsecured notes.

Term Loan

On November 29, 2022, the Company entered into a term loan in the aggregate principal amount of $400,000 (the "Term Loan"), which was borrowed in full. On June 20, 2024, the Company used the net proceeds from the issuance of the initial series of 2024 Notes to repay the Term Loan in full.

In June 2024, the Company terminated the interest rate swaps that were associated with the Term Loan and realized a gain of $2,428, which is recorded in Other income.

Revolving Credit Agreements

On June 20, 2024, the Company terminated its existing $500,000 revolving credit facility and entered into a $1 billion revolving credit facility, which may be increased, subject to certain conditions including the consent of its lenders, by an additional amount up to $300,000. The revolving credit facility matures on June 20, 2029. The revolving credit facility will initially bear interest on outstanding borrowings at a per annum rate equal to SOFR plus 1.10% and could fluctuate based on the Company's total net leverage ratio at a spread ranging from SOFR plus 1.10% to SOFR plus 1.60%. The financial covenants consist of a maximum net leverage ratio of 3.5x EBITDA and a minimum interest coverage ratio of 2.5x EBITDA. The revolving credit facility contains customary representations and warranties, as well as customary affirmative, negative and financial covenants for credit facilities of this type (subject to negotiated baskets and exceptions), including limitations on the Company and its subsidiaries with respect to liens, investments, distributions, mergers and acquisitions, dispositions of assets and transactions with affiliates. As of December 31, 2024, the Company was in compliance with all of its covenants and had no outstanding borrowings under the revolving credit facility.

The Company has other lines of credit and debt agreements totaling $45,608. As of December 31, 2024 the Company was in compliance with all of its covenants and had outstanding debt under short-term lines of credit of $10,520.

Other

Maturities of long-term debt, including payments for amounts due banks, for the five years succeeding December 31, 2024 are $110,524 in 2025, $5 in 2026, $0 in 2027, $100,000 in 2028, $75,000 in 2029 and $975,000 thereafter. Total interest paid was $51,264 in 2024, $49,366 in 2023 and $30,873 in 2022. The difference between interest paid and interest expense is due to the accrual of interest associated with the Senior Unsecured Notes and interest rate derivative contracts discussed in Note 14.

NOTE 10 – STOCK PLANS

On April 19, 2023, the shareholders of the Company approved the 2023 Equity and Incentive Compensation Plan ("2023 Employee Plan"), which replaced the 2015 Equity and Incentive Compensation Plan ("2015 Employee Plan"). The 2023 Employee Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards up to an additional 2,025,000 of the Company's common shares. In addition, on April 19, 2023, the shareholders of the Company approved the 2023 Stock Plan for Non-Employee Directors ("2023 Director Plan"), which replaced the 2015 Stock Plan for Non-Employee Directors ("2015 Director Plan"). The 2023 Director Plan provides for the granting of options, restricted shares and restricted stock units up to an additional 200,000 of the Company's common shares. At December 31, 2024, there were 1,997,299 common shares available for future grant under all plans.

Stock Options

The following table summarizes stock option activity for the year ended December 31, 2024 under all Plans:

	Number of Options		Weighted Average Exercise Price
Balance at beginning of year	919,619	$	108.85
Options granted	86,874		246.98
Options exercised	(309,947)		88.41
Balance at end of year	696,546		135.17
Exercisable at end of year	585,979		122.17

Options granted under the 2023 Employee Plan and its predecessor plans may be outstanding for a maximum of 10 years from the date of grant. The majority of options granted vest ratably over a period of 3 years from the grant date. The exercise prices of all options were equal to the quoted market price of the Company's common shares at the date of grant. The Company issued shares of common stock from treasury upon all exercises of stock options in 2024. In 2024, all options issued were under the 2023 Employee Plan.

The Company uses the Black-Scholes option pricing model for estimating fair values of options. In estimating the fair value of options granted, the expected option life is based on the Company's historical experience. The expected volatility is based on historical volatility. The weighted average assumptions for each of the three years ended December 31 were as follows:

	2024	2023	2022
Expected volatility	26.90 %	27.63 %	27.14 %
Dividend yield	1.40 %	1.59 %	1.84 %
Risk-free interest rate	4.26 %	4.04 %	1.94 %
Expected option life (years)	4.8	4.8	4.7
Weighted average fair value per option granted during the year	$ 66.20	$ 46.94	$ 27.42

The following table summarizes non-vested stock options for the year ended December 31, 2024:

	Number of Options	Weighted Average Fair Value at Grant Date
Balance at beginning of year	248,455	$ 28.36
Granted	86,874	66.20
Vested	(224,762)	37.28
Balance at end of year	110,567	53.42

The aggregate intrinsic value of options outstanding and exercisable which would have been received by the optionees had all awards been exercised at December 31, 2024 was $41,719 and $40,181, respectively. The total intrinsic value of awards exercised during 2024, 2023 and 2022 was $47,929, $35,414 and $7,082, respectively. The total fair value of options that vested during 2024, 2023 and 2022 was $8,367, $3,684 and $3,086, respectively.

The following table summarizes information about awards outstanding as of December 31, 2024:

	Outstanding			Exercisable		
Exercise Price Range	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
Under $49.99	—	$ —	—	—	$ —	—
$50.00 - $59.99	14,665	58.17	1.10	14,665	58.17	1.10
Over $60.00	681,881	136.82	6.49	571,314	123.81	6.11
	696,546		6.38	585,979		5.98

Restricted Stock Units ("RSUs") and Performance Share Units ("PSUs")

The following table summarizes RSU and PSU activity for the year ended December 31, 2024 under all Plans:

	Number of Units	Weighted Average Grant Date Fair Value
Balance at beginning of year	339,441	$ 140.50
Units granted	127,810	205.67
Units vested	(164,062)	124.70
Units forfeited	(9,771)	171.97
Balance at end of year	293,418	176.70

RSUs are valued at the quoted market price on the grant date. The majority of RSUs vest over a period of 3 years. The Company issues shares of common stock from treasury upon the vesting of RSUs and any earned dividend equivalents. Conversion of 15,253 RSUs and PSUs to common shares in 2024 were deferred as part of the 2005 Deferred Compensation Plan for Executives (the "2005 Plan"). As of December 31, 2024, 93,273 RSUs and PSUs, including related dividend equivalents, have been deferred under the 2005 Plan. These units are reflected within dilutive shares in the calculation of earnings per share. In 2024, 74,124 RSUs were issued under the 2023 Employee Plan and the 2023 Director Plan. The remaining weighted average vesting period of all non-vested RSUs is 1.9 years as of December 31, 2024.

PSUs are valued at the quoted market price on the grant date. PSUs vest over a period of 3 years and are based on the Company's performance relative to pre-established performance goals. The Company issues common stock from treasury upon the vesting of PSUs and any earned dividend equivalents. In 2024, the Company issued 53,686 PSUs and has 74,449 PSUs outstanding as of December 31, 2024 under the 2015 and 2023 Employee Plans at a weighted average fair value of $179.73 per share. The remaining weighted average vesting period of all non-vested PSUs is 1.7 years as of December 31, 2024.

Stock-Based Compensation Expense

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares, RSUs or PSUs ultimately forfeited because recipients fail to meet vesting requirements. Total stock-based compensation expense recognized in the Consolidated Statements of Income for 2024, 2023 and 2022 was $24,000, $26,223 and $25,276, respectively. The related tax benefit for 2024, 2023 and 2022 was $6,009, $6,711 and $6,363, respectively. As of December 31, 2024, total unrecognized stock-based compensation expense related to non-vested stock options, RSUs and PSUs was $18,839, which is expected to be recognized over a weighted average period of approximately 1.8 years.

Lincoln Stock Purchase Plan

The 1995 Lincoln Stock Purchase Plan provides employees the ability to purchase open market shares on a commission-free basis up to a limit of ten thousand dollars annually. Under this plan, 800,000 shares have been authorized to be purchased. There were no shares purchased in 2024, 2023 or 2022.

NOTE 11 – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS

The Company maintains a number of defined benefit and defined contribution plans to provide retirement benefits for employees. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the Board. The plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for a domestic non-qualified pension plan for certain key employees and certain foreign plans. The Company uses a December 31 measurement date for its plans.

The Company does not have, and does not provide for, any postretirement or postemployment benefits other than pensions and certain non-U.S. statutory termination benefits.

Defined Benefit Plans

Contributions are made in amounts sufficient to fund current service costs on a current basis and to fund past service costs, if any, over various amortization periods.

Obligations and Funded Status

	December 31,			
	2024		**2023**	
	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans
Change in benefit obligations				
Benefit obligations at beginning of year	$ 8,370	$ 126,030	$ 9,374	$ 118,489
Service cost	156	1,014	166	955
Interest cost	477	3,785	466	4,867
Plan participants' contributions	—	42	—	48
Acquisitions & other adjustments	(897)	(792)	(821)	84
Actuarial (gain) loss	(244)	283	990	5,633
Benefits paid	—	(6,634)	—	(7,265)
Settlements/curtailments [(1)]	—	(32,564)	(1,805)	(1,700)
Currency translation	—	(5,792)	—	4,919
Benefit obligations at end of year	7,862	85,372	8,370	126,030
Change in plan assets				
Fair value of plan assets at beginning of year	—	91,222	—	86,543
Actual return on plan assets	—	(1,019)	—	4,087
Employer contributions	—	2,545	—	2,080
Plan participants' contributions	—	42	—	48
Benefits paid	—	(4,212)	—	(5,120)
Settlements [(1)]	—	(30,741)	—	(599)
Currency translation	—	(3,295)	—	4,183
Fair value of plan assets at end of year	—	54,542	—	91,222
Funded status at end of year	(7,862)	(30,830)	(8,370)	(34,808)
Unrecognized actuarial net loss	1,988	2,370	2,387	3,070
Unrecognized prior service cost	—	(36)	—	(56)
Unrecognized transition assets, net	—	24	—	24
Net amount recognized	$ (5,874)	$ (28,472)	$ (5,983)	$ (31,770)

(1) Settlements in 2024 resulting from lump sum pension payments and the purchase of a group annuity contract related to the termination of a pension plan.

The after-tax amounts of unrecognized actuarial net loss, prior service costs and transition assets included in Accumulated other comprehensive loss at December 31, 2024 were $1,037, $(28) and $17, respectively. The actuarial loss represents changes in the estimated obligation not yet recognized in the Consolidated Income Statement.

The Company terminated the Lincoln Electric Company Retirement Annuity Program ("RAP") plan effective as of December 31, 2020. The surplus assets were transferred to a suspense account in January 2022 and are being used to fund employer matching contributions in the Company's Savings Plan. The surplus assets as of December 31, 2024 and 2023 were $27,059 and $41,849, respectively, and are recorded in Other current assets and Other assets in the Company's Consolidated Balance Sheets.

Amounts Recognized in Consolidated Balance Sheets

	December 31,			
	2024		2023	
	U.S. pension plans	Non-U.S. Pension plans	U.S. pension plans	Non-U.S. pension plans
Prepaid pensions [1]	$ —	$ 845	$ —	$ 2,891
Accrued pension liability, current [2]	(1,003)	(2,556)	(732)	(95)
Accrued pension liability, long-term [3]	(6,859)	(29,119)	(7,638)	(37,605)
Accumulated other comprehensive loss, excluding tax effects	1,988	2,358	2,387	3,039
Net amount recognized in the balance sheets	$ (5,874)	$ (28,472)	$ (5,983)	$ (31,770)

(1) Included in Other assets.

(2) Included in Other current liabilities.

(3) Included in Other liabilities.

Components of Pension Cost for Defined Benefit Plans

	Year Ended December 31,					
	2024		2023		2022	
	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans
Service cost	$ 156	$ 1,014	$ 166	$ 955	$ 199	$ 1,077
Interest cost	477	3,785	466	4,867	262	2,644
Expected return on plan assets	—	(2,574)	—	(3,839)	—	(3,525)
Other adjustments	—	—	—	117	—	—
Amortization of prior service cost	—	(7)	—	(8)	—	—
Amortization of net loss (gain)	155	(62)	80	(374)	132	299
Settlement and curtailment charges (gains) [1]	—	3,818	256	949	(3,735)	367
Defined benefit plans	$ 788	$ 5,974	$ 968	$ 2,667	$ (3,142)	$ 862

(1) Settlements in 2024 resulting from lump sum pension payments and the purchase of a group annuity contract related to the termination of a pension plan.

The components of Pension cost for defined benefit plans, other than service cost, are included in Other income in the Company's Consolidated Statements of Income.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets

	December 31,			
	2024		2023	
	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans
Projected benefit obligation	$ 7,819	$ 50,363	$ 8,326	$ 88,290
Accumulated benefit obligation	7,424	47,867	8,002	86,317
Fair value of plan assets	—	18,980	—	50,758

The total accumulated benefit obligation for all plans was $89,759 as of December 31, 2024 and $131,550 as of December 31, 2023.

Benefit Payments for Plans

Benefits expected to be paid for the plans are as follows:

	U.S. pension Plans		Non-U.S. pension plans
Estimated Payments			
2025	$	1,027	$ 7,277
2026		1,015	6,263
2027		998	5,305
2028		906	5,923
2029		887	5,161
2030 through 2034		4,174	30,196

Assumptions

Weighted average assumptions used to measure the benefit obligation for the Company's significant defined benefit plans as of December 31, 2024 and 2023 were as follows:

	December 31,			
	2024		**2023**	
	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans
Discount Rate	4.8 %	4.0 %	6.0 %	3.9 %
Rate of increase in compensation	3.0 %	5.6 %	3.0 %	4.8 %

Weighted average assumptions used to measure the net periodic benefit cost for the Company's significant defined benefit plans for each of the three years ended December 31 were as follows:

	December 31,					
	2024		**2023**		**2022**	
	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans	U.S. pension plans	Non-U.S. pension plans
Discount rate	6.0 %	3.9 %	5.8 %	4.2 %	2.5 %	1.8 %
Rate of increase in compensation	3.0 %	4.8 %	3.0 %	3.7 %	3.0 %	3.1 %
Expected return on plan assets	—	3.8 %	—	4.4 %	— %	3.4 %

To develop the discount rate assumptions, the Company refers to the yield derived from matching projected pension payments with maturities of bonds rated AA or an equivalent quality. The expected long-term rate of return assumption is based on the weighted average expected return of the various asset classes in the plans' portfolio and the targeted allocation of plan assets. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance. The rate of compensation increase is determined by the Company based upon annual reviews.

Pension Plans' Assets

The primary objective of the pension plans' investment policy is to ensure sufficient assets are available to provide benefit obligations when such obligations mature. Investment management practices must comply with ERISA or any other applicable regulations and rulings. The overall investment strategy for the defined benefit pension plans' assets is to achieve a rate of return over a normal business cycle relative to an acceptable level of risk that is consistent with the long-term objectives of the portfolio. Excluding the RAP plan assets, the target allocation for plan assets is 10% to 15% equity securities and 85% to 90% debt and other securities.

The following table sets forth, by level within the fair value hierarchy, the pension plans' assets as of December 31, 2024:

	Pension Plans' Assets at Fair Value as of December 31, 2024			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 1,974	$ —	$ —	$ 1,974
Fixed income securities [1]				
Corporate debt and other obligations	—	6,063	—	6,063
Investments measured at NAV [2]				
Common trusts and 103-12 investments [3]	—	—	—	46,505
Total investments at fair value	$ 1,974	$ 6,063	$ —	$ 54,542

The following table sets forth, by level within the fair value hierarchy, the pension plans' assets as of December 31, 2023:

	Pension Plans' Assets at Fair Value as of December 31, 2023			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 22,347	$ —	$ —	$ 22,347
Fixed income securities [1]				
Corporate debt and other obligations	—	5,894	—	5,894
Investments measured at NAV [2]				
Common trusts and 103-12 investments [3]	—	—	—	62,981
Total investments at fair value	$ 22,347	$ 5,894	$ —	$ 91,222

(1) Fixed income securities are primarily comprised of governmental and corporate bonds directly held by the plans. Governmental and corporate bonds are valued using both market observable inputs for similar assets that are traded on an active market and the closing price on the active market on which the individual securities are traded.

(2) Certain assets that are measured at fair value using the net asset value ("NAV") practical expedient have not been classified in the fair value hierarchy.

(3) Common trusts and 103-12 investments (collectively "Trusts") are comprised of a number of investment funds that invest in a diverse portfolio of assets including equity securities, corporate and governmental bonds, equity and credit indexes and money markets. Trusts are valued at the NAV as determined by their custodian. NAV represents the accumulation of the unadjusted quoted close prices on the reporting date for the underlying investments divided by the total shares outstanding at the reporting dates.

Supplemental Executive Retirement Plan

The Company maintained a domestic unfunded Supplemental Executive Retirement Plan ("SERP") under which non-qualified supplemental pension benefits are paid to certain employees in addition to amounts received under the Company's terminated qualified retirement plan which was subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of total net pension costs shown above and was $340, $650 and $253 in 2024, 2023 and 2022, respectively. The projected benefit obligation associated with this plan is also included in the pension disclosure shown above and was $5,034, $5,461 and $7,339 at December 31, 2024, 2023 and 2022, respectively.

Defined Contribution Plans

Substantially all U.S. employees are covered under defined contribution plans. In October 2016, the Company announced a plan redesign of The Lincoln Electric Company Employee Savings Plan ("Savings Plan") that was effective January 1, 2017. The Savings Plan provides that eligible employees receive up to 6% of employees' annual compensation through Company matching contributions of 100% of the first 3% of employee compensation contributed to the plan, and automatic Company contributions equal to 3% of annual compensation. In addition, certain employees affected by the RAP freeze in 2016 are also eligible to receive employer contributions equal to 6% of annual compensation for a minimum period of five years or to the end of the year in which they complete thirty years of service.

Effective January 1, 2017, the Company created The Lincoln Electric Company Restoration Plan ("Restoration Plan"). The Restoration Plan is a domestic unfunded plan maintained for the purpose of providing certain employees the ability to fully participate in standard employee retirement offerings, which are limited by IRS regulations on covered compensation.

The annual costs recognized for defined contribution plans were $29,029, $29,443 and $29,569 in 2024, 2023 and 2022, respectively.

Other Benefits

The Cleveland, Ohio, area operations have a Guaranteed Continuous Employment Plan covering substantially all local employees which, in general, provides that the Company will provide work for at least 75% of every standard work week (presently 40 hours). This plan does not guarantee employment when the Company's ability to continue normal operations is seriously restricted by events beyond the control of the Company. The Company has reserved the right to terminate this plan effective at the end of a calendar year by giving notice of such termination not less than six months prior to the end of such year.

NOTE 12 — OTHER INCOME

The components of Other income were as follows:

	Year Ended December 31,		
	2024	2023	2022
Equity earnings in affiliates	$ 235	$ 556	$ (153)
Other components of net periodic pension (cost) income [1]	(5,692)	(2,573)	3,556
Other income [2]	5,930	15,405	6,588
Total Other income	$ 473	$ 13,388	$ 9,991

(1) Other components of net periodic pension (cost) income includes pension settlements and curtailments as discussed in Note 11.

(2) In 2024, Other income primarily relates to non-recurring items such as the gain on termination of interest rate swaps, other non-operating gains and a loss on asset disposal. In 2023, Other income primarily related to non-recurring items such as royalty and other non-operating gains.

NOTE 13 – INCOME TAXES

The components of income before income taxes were as follows:

	Year Ended December 31,		
	2024	2023	2022
U.S.	$ 496,339	$ 508,316	$ 359,760
Non-U.S.	97,810	178,550	233,067
Total	$ 594,149	$ 686,866	$ 592,827

The components of income tax expense (benefit) were as follows:

	Year Ended December 31,		
	2024	2023	2022
Current:			
Federal	$ 109,943	$ 95,514	$ 88,974
Non-U.S.	37,997	45,830	55,664
State and local	21,217	24,132	24,423
	169,157	165,476	169,061
Deferred:			
Federal	(31,178)	(13,068)	(38,462)
Non-U.S.	(5,269)	(7,515)	(3,281)
State and local	(4,669)	(3,275)	(6,715)
	(41,116)	(23,858)	(48,458)
Total	$ 128,041	$ 141,618	$ 120,603

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes for the three years ended December 31, 2024 were as follows:

	Year Ended December 31,		
	2024	2023	2022
Statutory rate applied to pre-tax income	$ 124,771	$ 144,242	$ 124,492
State and local income taxes, net of federal tax benefit	14,172	17,979	12,904
Excess tax benefits resulting from exercises of stock-based compensation	(4,364)	(10,742)	(2,500)
Foreign derived intangible income deduction	(13,766)	(10,411)	(13,356)
Foreign rate variance	9,312	6,854	5,020
Research and development credit	(10,010)	(9,600)	(6,800)
Other	7,926	3,296	843
Total	$ 128,041	$ 141,618	$ 120,603
Effective tax rate	21.6 %	20.6 %	20.3 %

The effective tax rate is higher in 2024 as compared to 2023 primarily due to the mix of earnings and discrete items.

Total income tax payments, net of refunds, were $157,542 in 2024, $180,512 in 2023 and $151,818 in 2022.

Deferred Taxes

Significant components of deferred tax assets and liabilities at December 31, 2024 and 2023, were as follows:

	December 31,		
	2024		**2023**
Deferred tax assets:			
Tax loss and credit carry-forwards	$ 43,417	$	45,319
Inventory	1,555		2,941
Other accruals	31,671		17,984
Research and development capitalization	86,697		64,836
Employee benefits	27,866		28,639
Pension obligations	7,025		7,375
Other	9,508		5,640
Deferred tax assets, gross	207,739		172,734
Valuation allowance	(35,284)		(36,876)
Deferred tax assets, net	172,455		135,858
Deferred tax liabilities:			
Property, plant and equipment	43,048		43,339
Intangible assets	31,214		26,624
Inventory	6,785		4,918
Pension and other benefit liabilities	5,890		10,545
Other	18,371		18,402
Deferred tax liabilities	105,308		103,828
Total deferred taxes	$ 67,147	$	32,030

At December 31, 2024, certain subsidiaries had net operating loss carry-forwards of approximately $35,769 that expire in various years from 2032 through 2040, plus $128,123 for which there is no expiration date.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. At December 31, 2024, a valuation allowance of $35,284 was recorded against certain deferred tax assets based on this assessment. The Company believes it is more-likely-than-not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

The Company determined it will repatriate earnings for certain non-U.S. subsidiaries, which are subject to foreign withholding taxes. The Company has estimated the associated tax to be $76. The Company considers remaining earnings and outside basis in all other non-U.S. subsidiaries to be indefinitely reinvested and has not recorded any deferred taxes as such estimate is not practicable.

Unrecognized Tax Benefits

Liabilities for unrecognized tax benefits related to uncertain tax positions are classified as Other liabilities unless expected to be paid in one year. Additionally, to the extent a position would not result in a cash tax liability, those amounts are generally recorded to Deferred income taxes to offset tax attributes. The Company recognizes interest and penalties related to unrecognized tax benefits in Income taxes. Current income tax expense included expense of $145 and $101 for the years ended December 31, 2024 and 2023, respectively, for interest and penalties. For those same years, the Company's accrual for interest and penalties related to unrecognized tax benefits totaled $2,495 and $2,364, respectively.

The following table summarizes the activity related to unrecognized tax benefits:

	2024	2023
Balance at beginning of year	$ 12,592	$ 17,423
Increase related to current year tax provisions	1,701	1,983
Decrease related to prior years' tax positions	(870)	(1,642)
Decrease related to settlements with taxing authorities	—	(4,036)
Resolution of and other decreases in prior years' tax liabilities	(1,982)	(1,380)
Other	(554)	244
Balance at end of year	$ 10,887	$ 12,592

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $9,343 at December 31, 2024 and $10,036 at December 31, 2023.

The Company files income tax returns in the U.S. and various state, local and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2019. The Company is currently subject to various state audits and non-U.S. income tax audits. The Company is generally not able to precisely estimate the ultimate settlement amounts or timing until after the close of an audit. The Company evaluates its tax positions and establishes liabilities for unrecognized tax benefits related to uncertain tax positions that may be challenged by local authorities and may not be fully sustained.

Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted for changing facts and circumstances, including management's judgment in the interpretation of applicable tax law, regulation or tax ruling, the progress of tax audits and closing of statutes of limitations. Based on information currently available, management believes that additional audit activity could be completed and/or statutes of limitations may close relating to existing unrecognized tax benefits. It is reasonably possible there could be a further reduction of $2,023 in prior years' unrecognized tax benefits in 2025.

NOTE 14 – DERIVATIVES

The Company uses derivative instruments to manage exposures to currency exchange rates, interest rates and commodity prices arising in the normal course of business. Both at inception and on an ongoing basis, the derivative instruments that qualify for hedge accounting are assessed as to their effectiveness, when applicable. Hedge ineffectiveness was immaterial for each of the three years in the period ended December 31, 2024.

The Company is subject to the credit risk of the counterparties to derivative instruments. Counterparties include a number of major banks and financial institutions. None of the concentrations of risk with any individual counterparty was considered significant at December 31, 2024. The Company does not expect any counterparties to fail to meet their obligations.

Cash flow hedges

Certain foreign currency forward contracts are qualified and designated as cash flow hedges. The dollar equivalent gross notional amount of these short-term contracts was $96,444 and $84,148 at December 31, 2024 and 2023, respectively.

The Company had interest rate forward starting swap agreements that were qualified and designated as cash flow hedges that were terminated during 2024. At December 31, 2023, the dollar equivalent gross notional amount of the contracts was $100,000. Upon termination of the contracts in the second quarter of 2024, the company had a gain of $25,852 recorded in AOCI that will be amortized to Interest expense, net over the life of the associated debt.

The Company had commodity contracts that were qualified and designated as cash flow hedges that matured in 2024. The notional amount of these contracts was 200,000 pounds at December 31, 2023.

The Company had interest rate swap agreements, which were qualified and designated as cash flow hedges. At December 31, 2023, the aggregate notional amount of the contracts was $150,000. During 2024, the Company terminated the interest rate swaps that were associated with the Term Loan and realized a gain of $2,428, which is recorded in Other income.

Net investment hedges

The Company has foreign currency forward contracts that qualify and are designated as net investment hedges. The dollar equivalent gross notional amount of these contracts were $319,450 and $119,607 at December 31, 2024 and 2023, respectively.

Derivatives not designated as hedging instruments

The Company has certain foreign exchange forward contracts which are not designated as hedges. These derivatives are held as hedges of certain balance sheet exposures. The dollar equivalent gross notional amount of these contracts were $421,754 and $492,600 at December 31, 2024 and 2023, respectively.

Fair values of derivative instruments in the Company's Consolidated Balance Sheets follow:

Derivatives by hedge designation	December 31, 2024				December 31, 2023			
	Other Current Assets	Other Current Liabilities	Other Assets	Other Liabilities	Other Current Assets	Other Current Liabilities	Other Assets	Other Liabilities
Designated as hedging instruments:								
Foreign exchange contracts	$ 1,663	$ 2,972	$ —	$ —	$ 1,548	$ 687	$ —	$ —
Interest rate swap agreements	—	—	—	—	—	—	1,460	—
Forward starting swap agreements	—	—	—	—	—	—	20,377	—
Net investment contracts	10,276	—	—	—	—	3,351	—	—
Commodity contracts	—	—	—	—	45	—	—	—
Not designated as hedging instruments:								
Foreign exchange contracts	1,560	4,251	—	—	4,063	623	—	—
Total derivatives	$ 13,499	$ 7,223	$ —	$ —	$ 5,656	$ 4,661	$ 21,837	$ —

The effects of undesignated derivative instruments on the Company's Consolidated Statements of Income consisted of the following:

Derivatives by hedge designation	Classification of (loss) gain	Year Ended December 31,	
		2024	2023
Not designated as hedges:			
Foreign exchange contracts	Selling, general & administrative expenses	$ (11,198)	$ 15,990

The effects of designated cash flow hedges on AOCI and the Company's Consolidated Statements of Income consisted of the following:

Total (loss) gain recognized in AOCI, net of tax	December 31, 2024	December 31, 2023
Foreign exchange contracts	$ (812)	$ 721
Interest rate swap agreements	—	1,085
Forward starting swap agreements	18,067	14,696
Net investment contracts	20,403	7,136
Commodity contracts	—	34

The Company expects a loss of $812 related to existing contracts to be reclassified from AOCI, net of tax, to earnings over the next 12 months as the hedged transactions are realized.

Derivative type	Gain (loss) recognized in the Consolidated Statements of Income:	Year Ended December 31, 2024	Year Ended December 31, 2023
Foreign exchange contracts	Net Sales	$ (625)	$ 5,210
	Cost of goods sold	494	590
Commodity contracts	Cost of goods sold	110	193
Forward starting swap agreements	Interest expense, net	1,394	—

NOTE 15 – FAIR VALUE

The following table provides a summary of fair value assets and liabilities as of December 31, 2024 measured at fair value on a recurring basis:

Description	Balance as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign exchange contracts	$ 3,223	$ —	$ 3,223	$ —
Net investment contracts	10,276	—	10,276	—
Pension surplus	27,059	27,059	—	—
Total assets	$ 40,558	$ 27,059	$ 13,499	$ —
Liabilities:				
Foreign exchange contracts	$ 7,223	$ —	$ 7,223	$ —
Deferred compensation	55,425	—	55,425	—
Total liabilities	$ 62,648	$ —	$ 62,648	$ —

The following table provides a summary of fair value assets and liabilities as of December 31, 2023 measured at fair value on a recurring basis:

Description	Balance as of December 31, 2023		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Assets:								
Foreign exchange contracts	$	5,611	$	—	$	5,611	$	—
Interest rate swap agreements		1,460		—		1,460		—
Commodity contracts		45		—		45		—
Forward starting swap agreements		20,377		—		20,377		—
Pension surplus		41,849		41,849		—		—
Total assets	$	69,342	$	41,849	$	27,493	$	—
Liabilities:								
Foreign exchange contracts	$	1,310	$	—	$	1,310	$	—
Net investment contracts		3,351		—		3,351		—
Deferred compensation		53,628		—		53,628		—
Total liabilities	$	58,289	$	—	$	58,289	$	—

The fair value of the Company's pension surplus assets are based on quoted market prices in active markets and are included in the Level 1 fair value hierarchy. The pension surplus assets are invested in money market and short-term duration bond funds at December 31, 2024.

The Company's derivative contracts are valued at fair value using the market approach. The Company measures the fair value of foreign exchange contracts, interest rate swap agreements, forward starting swap agreements using Level 2 inputs based on observable spot and forward rates in active markets. During the year ended December 31, 2024 there were no transfers between Levels 1, 2 or 3.

The deferred compensation liability is the Company's obligation under its executive deferred compensation plan. The Company measures the fair value of the liability using the market values of the participants' underlying investment fund elections.

The fair value of Cash and cash equivalents, Marketable securities, Accounts receivable, Short-term debt excluding the current portion of long-term debt and Trade accounts payable approximated book value due to the short-term nature of these instruments at both December 31, 2024 and December 31, 2023. Refer to Note 9 to the consolidated financial statements for the fair value estimate of debt.

The Company has various financial instruments, including cash and cash equivalents, short and long-term debt and forward contracts. While these financial instruments are subject to concentrations of credit risk, the Company has minimized this risk by entering into arrangements with a number of major banks and financial institutions and investing in several high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations.

NOTE 16 – INVENTORY

Inventories in the Consolidated Balance Sheet is comprised of the following components:

	December 31,			
	2024		2023	
Raw materials	$	153,596	$	160,809
Work-in-process		123,406		125,756
Finished goods		267,035		276,299
Total	$	544,037	$	562,864

The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Actual year-end inventory levels and costs may differ from interim LIFO inventory valuations. At December 31, 2024 and 2023, approximately 35% and 37% of total inventories, respectively, were valued using the LIFO method. The excess of current cost over LIFO cost was $120,633 at December 31, 2024 and $129,946 at December 31, 2023, or a benefit of $9,313 in 2024 and $3,963 in 2023.

NOTE 17 – LEASES

The table below summarizes the right-of-use assets and lease liabilities in the Company's Consolidated Balance sheets:

Operating Leases	Balance Sheet Classification	December 31, 2024	December 31, 2023
Right-of-use assets	Other assets	$ 54,276	$ 53,284
Current liabilities	Other current liabilities	$ 13,110	$ 13,104
Noncurrent liabilities	Other liabilities	42,124	41,576
Total lease liabilities		$ 55,234	$ 54,680

Total lease expense, which is included in Cost of goods sold and Selling, general and administrative expenses in the Company's Consolidated Statements of Income, was $24,778, $24,408 and $20,548 in the years ended December 31, 2024, 2023 and 2022, respectively. Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2024 and 2023 was $15,874 and $13,450, respectively, are included in Net cash provided by operating activities in the Company's Consolidated Statements of Cash Flows. Right-of-use assets obtained in exchange for operating lease liabilities during the years ended December 31, 2024 and 2023 were $17,591 and $9,249, respectively.

The total future minimum lease payments for noncancelable operating leases were as follows:

	December 31, 2024
2025	$ 14,896
2026	12,336
2027	9,814
2028	8,069
2029	5,385
After 2029	11,442
Total lease payments	$ 61,942
Less: Imputed interest	6,708
Operating lease liabilities	$ 55,234

As of December 31, 2024 and 2023, the weighted average remaining lease term was 6.4 years and 7.0 years, respectively. As of December 31, 2024 and 2023, the weighted average discount rate used to determine the operating lease liability was 3.70% and 3.50%, respectively.

NOTE 18 – CONTINGENCIES

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims, regulatory claims, employment-related claims and health, safety and environmental claims, some of which relate to cases alleging asbestos induced illnesses. The claimants in the asbestos cases seek compensatory and punitive damages, in most cases for unspecified amounts. The Company believes it has meritorious defenses to these claims and intends to contest such suits vigorously.

The Company accrues its best estimate of the probable costs, after a review of the facts with management and counsel and taking into account past experience. For claims or litigation that are material, if an unfavorable outcome is determined to be reasonably possible and the amount of loss can be reasonably estimated, or if an unfavorable outcome is determined to be probable and the amount of loss cannot be reasonably estimated, disclosure would be provided. Many of the current cases are in differing procedural stages and information on the circumstances of each claimant, which forms the basis for judgments as to the validity or ultimate disposition of such actions, varies greatly. Therefore, in many situations a range of possible losses cannot be made. Reserves are adjusted as facts and circumstances change and related management assessments of the underlying merits and the likelihood of outcomes change. Moreover, reserves only cover identified and/or asserted claims. Future claims could, therefore, give rise to increases to such reserves.

Based on the Company's historical experience in litigating product liability claims, including a significant number of dismissals, summary judgments and defense verdicts in many cases and immaterial settlement amounts, as well as the Company's current assessment of the underlying merits of the claims and applicable insurance, the Company believes resolution of these claims and proceedings, individually or in the aggregate, will not have a material effect on the Company's consolidated financial statements.

NOTE 19 – SUPPLIER FINANCING PROGRAM

The Company's suppliers, at the supplier's sole discretion, are able to factor receivables due from the Company to a financial institution on terms directly negotiated with the financial institution without affecting the Company's balance sheet classification of the corresponding payable. The Company pays the financial institution the stated amount of the confirmed invoices from its designated suppliers on the original maturity dates of the invoices. Invoices with suppliers have terms between 120 and 180 days. The Company does not provide secured legal assets or other forms of guarantees under the arrangement and has no involvement in establishing the terms or conditions of the arrangement between its suppliers and the financial institution. The amounts due to the financial institution for suppliers that participate in the supplier financing program are included in Trade accounts payable on the Company's Consolidated Balance Sheets, and the associated payments are included in operating activities in the Consolidated Statements of Cash Flows. At December 31, 2024 and 2023, Trade accounts payable included $29,164 and $29,111, respectively, payable to suppliers that have elected to participate in the supplier financing program.

	Twelve Months Ended December 31,	
	2024	2023
Confirmed obligations at beginning of the period	$ 29,111	$ 33,475
Invoices confirmed during the period	103,908	97,820
Confirmed invoices paid during the period	(103,855)	(102,184)
Confirmed obligations outstanding at the end of the period	$ 29,164	$ 29,111

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
LINCOLN ELECTRIC HOLDINGS, INC.
(In thousands)

Description	Balance at Beginning Of period	Additions: Charged to Costs and Expenses	Additions: (Credited) Charged to Other Accounts [(1)]	Deductions [(2)]	Balance at End of Period
Allowance for doubtful accounts:					
Year Ended December 31, 2024	$ 11,464	$ 4,371	$ (2,057)	$ 1,104	$ 12,674
Year Ended December 31, 2023	12,556	1,195	(94)	2,193	11,464
Year Ended December 31, 2022	11,105	1,778	598	925	12,556
Deferred tax asset valuation allowance:					
Year Ended December 31, 2024	$ 36,876	$ 3,010	$ (3,532)	$ 1,070	$ 35,284
Year Ended December 31, 2023	44,627	4,570	(606)	11,715	36,876
Year Ended December 31, 2022	55,619	2,262	(5,197)	8,057	44,627

(1) Currency translation adjustment, reductions from restructuring and other adjustments.

(2) For the Allowance for doubtful accounts, deductions relate to uncollectible accounts written-off, net of recoveries. For the Deferred tax asset valuation allowance, deductions relate to the reversal of valuation allowances due to the realization of net operating loss carryforwards.



Corporate Information

BOARD OF DIRECTORS

Brian D. Chambers
Chair, President and Chief Executive Officer
Owens Corning

Curtis E. Espeland
Retired Executive Vice President
and Chief Financial Officer
Eastman Chemical Company

N. Joy Falotico
Former President
The Lincoln Motor Company

Bonnie J. Fetch
Executive Vice President,
President—Operations
Cummins Inc.

Patrick P. Goris
Senior Vice President and
Chief Financial Officer
Carrier Global Corporation

Steven B. Hedlund
Chair, President and Chief Executive Officer
Lincoln Electric Holdings, Inc.

Michael F. Hilton
Retired President and Chief Executive Officer
Nordson Corporation

Marc A. Howze
Former Senior Advisor
Office of the Chairman
Deere & Company

Kathryn Jo Lincoln
Chair and Former Chief Investment Officer
Lincoln Institute of Land Policy

Phillip J. Mason
Retired President
Ecolab EMEA sector of
Ecolab, Inc.

Ben P. Patel
Former Chief Innovation and Science Officer
Smurfit Westrock

Kellye L. Walker
Senior Vice President and Chief Legal Officer
Deere & Company

COMPANY OFFICERS

Jennifer I. Ansberry
Executive Vice President
General Counsel and Secretary

Gabriel Bruno
Executive Vice President
Chief Financial Officer and Treasurer

Lisa A. Dietrich
Executive Vice President
Chief Digital Information Officer

Susan C. Edwards
Executive Vice President
Chief Human Resources Officer

Steven B. Hedlund
Chair, President and
Chief Executive Officer

CORPORATE INFORMATION

For additional corporate information and copies of Lincoln Electric's 2024 Annual Report and Form 10-K, and 2025 Proxy Statement, please contact Amanda Butler in Investor Relations at (216) 383-2534, email: Amanda_Butler@lincolnelectric.com, 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199 USA, or visit www.lincolnelectric.com.

TRANSFER AGENT AND REGISTRAR

Inquiries about dividends, shareholder records, share transfers, changes in ownership and address changes should be directed to Computershare Inc.:

Mail
Computershare
Attn: Shareholder Services
P.O. Box 43006
Providence, RI 02940-3006

Courier
Computershare
Attn: Shareholder Services
150 Royall Street, Ste. 101
Canton, MA 02021

Direct
(800) 736-3001 or (781) 575-3100
Email: webqueries@computershare.com
Online: www.computershare.com

SUSTAINABILITY

Visit https://sustainability.lincolnelectric.com to learn about our policies and programs.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP

ANNUAL MEETING

Thursday, April 24, 2025
11:00 a.m. Eastern Time
Online at:
www.virtualshareholdermeeting.com/LECO2025

STOCK INFORMATION

The Company's stock is traded on the NASDAQ Stock Market ("NASDAQ") under the symbol LECO.

Number of record holders of common shares at December 31, 2024: 2,191



Lincoln Electric Holdings, Inc.

22801 St. Clair Avenue
Cleveland, Ohio 44117-1199 U.S.A.

www.lincolnelectric.com